Manulife reports 1Q15 net income of $723 million, core earnings of $797 million, and announces a 10% dividend increase, bringing the total dividend increase to 31% over the last 12 months

Performance and strategic highlights:

•
Asia Division – Delivered another quarter of very strong growth in insurance sales, driven by record sales volumes in Japan and mainland China, and high double digit growth in Hong Kong and Other Asia; achieved wealth management sales almost double prior year levels, reflecting a continuation of the momentum built in 2014, expanded distribution in Japan and record mutual fund sales in mainland China; announced a 15-year regional distribution agreement with DBS Bank Ltd (“DBS”) providing exclusive distribution rights in Singapore, Hong Kong, Indonesia and mainland China and providing a platform for further long-term growth.

•
Canadian Division – Achieved good early progress on the integration of Standard Life plc’s Canadian-based operations (“Standard Life”) adding 1.4 million customers and 2,000 employees; delivered record gross and net mutual fund deposits; reported solid Group Retirement Solutions sales amid normal variability in the large-case market; generated strong Group Benefits sales growth driven by improved competitive positioning.

•
U.S. Division – Generated solid life insurance sales, driven by continued momentum from product enhancements; delivered solid mutual fund sales outpacing the industry; reported lower John Hancock Retirement Plan Services (“RPS”) sales, although with a favourable business mix; launched an exclusive U.S. life insurance partnership with Vitality, the global leader in integrating wellness benefits with life insurance products, in April 2015.

•
Global Wealth & Asset Management – Achieved $821 billion in assets under management, our 26th consecutive quarter of record assets under management; secured several significant new institutional mandates; generated $6.7 billion of net flows into our asset management and group retirement businesses; achieved strong investment management performance by Manulife Asset Management with a majority of public asset classes outperforming their benchmarks on a 3- and 5-year basis.

TORONTO – Manulife Financial Corporation (“MFC”) announced today net income attributed to shareholders of $723 million for the first quarter of 2015 (“1Q15”), fully diluted earnings per common share of $0.36 and return on common shareholders’ equity (“ROE”) of 8.4%, compared with $818 million, $0.42, and 11.9%, respectively, for the corresponding period in 2014. In 1Q15, MFC generated core earnings1 of $797 million, fully diluted core earnings per common share1 of $0.39 and core return on common shareholders’ equity (“Core ROE”)1 of 9.3%, compared with $719 million, $0.37, and 10.4%, respectively, for the corresponding period in 2014.

Donald Guloien, President and Chief Executive Officer, stated, “We had a good start to 2015. We completed two key acquisitions in North America, announced an exclusive 15-year regional distribution agreement with DBS in Asia, and in the United States we launched Vitality, a forward-thinking solution that rewards customers for healthy living and revolutionizes the whole notion of life insurance.”

“In terms of first quarter operating results, we delivered robust growth in both insurance and wealth sales, especially in Asia; produced a double digit growth rate in core earnings, despite unfavourable investment-related experience; and achieved $821 billion of assets under management,” added Mr. Guloien.

“After reflecting on our strong performance and outlook, I am pleased to announce that the Board of Directors approved an increase to the dividend of 10%, our second dividend increase in less than a year, with a total increase of 31% over the same time last year,” Mr. Guloien concluded.

Steve Roder, Chief Financial Officer, said, “We are delivering on our strategy, with growing and sustainable earnings, strong capital, reduced leverage and increasing dividends.”

Mr. Roder continued, “We feel that retention of a strong capital base, and reduced leverage, is both prudent and desirable, given continued economic uncertainty and our desire to fund strategic investments; but on the downside, it also makes it likely that we will not attain our 13% ROE objective.  We are among many financial institutions making this trade-off, and feel that it is well justified by both the financial flexibility and downside risk protection.”

“At our Investor Day next week, we will provide updates on our fast growing Asia and Wealth and Asset Management businesses. Given the importance of these businesses, we will also unveil new supplemental financial information on these segments that will become part of our regular disclosures going forward. This demonstrates our commitment to help the investor community better understand our Company and to facilitate comparisons with our peers, particularly insurers with significant Asian operations, and asset managers,” added Mr. Roder.

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – First Quarter 2015

SALES AND BUSINESS GROWTH

Asia Division

Roy Gori, Senior Executive Vice President and General Manager, Asia Division stated, “We have delivered another quarter of very strong growth in insurance sales and almost doubled our wealth management sales.  This uplift in performance reflects the continued expansion and diversification of our distribution channels and a series of successful product launches that focus on fulfilling customer needs.  Our recent success in being selected by DBS as its exclusive provider of bancassurance solutions in Singapore, Hong Kong, Indonesia and mainland China reflects the strength of Manulife’s position in Asia and provides a platform for further long-term growth.”

Insurance sales of US$338 million in 1Q15 were 42% higher compared with 1Q14, with double digit growth in all of our key markets. (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise.)

•
Japan insurance sales of US$163 million set a new record on a constant currency basis, and increased 51% reflecting the continued success of our corporate products and the expansion of our distribution reach.

•	Hong Kong insurance sales of US$70 million in 1Q15 increased 30%, reflecting the success of new products launched in 2014.

•	Indonesia insurance sales of US$26 million in 1Q15 increased 10%. Bancassurance distribution was the key driver of growth, highlighting the benefit of our diversified distribution strategy.

•	Asia Other (excludes Japan, Hong Kong and Indonesia) insurance sales of US$79 million in 1Q15 increased 52%. Performance was particularly strong in Singapore, Vietnam and mainland China.

Wealth sales of US$2.8 billion in 1Q15 were a record on a constant currency basis, and increased 97% compared with 1Q14.  (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise.)

•	Japan wealth sales of US$578 million in 1Q15 increased 127%, largely from higher mutual fund sales and the continued expansion of bancassurance distribution reach for our single premium product.

•	Hong Kong wealth sales of US$293 million in 1Q15 increased 25% with strong contributions from both pension and mutual fund sales.

•	Indonesia wealth sales of US$232 million in 1Q15 increased 170% from higher mutual fund sales due to improved market sentiment.

•
Asia Other wealth sales of US$1.6 billion in 1Q15 reached record levels on a constant currency basis, and increased 101%.  The increase was driven by the success of sales campaigns and new fund launches in mainland China.

Canadian Division

Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division stated, “We completed the acquisition of Standard Life at the end of January, welcoming 1.4 million customers and 2,000 talented employees. We have begun the journey to integrate the two companies and build relationships with our new customers and advisor partners.”

Ms. Harrison added, “During the first quarter we delivered record wealth sales, a strong increase in Group Benefits sales and, aligned with our focus on helping Canadians with their big financial decisions, we launched our ‘Are you Ready’ advertising campaign.”

Wealth sales2 in 1Q15 were $3.5 billion compared with $2.8 billion in 1Q14 and included a contribution of $0.6 billion from Standard Life products. (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise).

•
Mutual Funds assets under management (“MF AUM”) were a record $43.1 billion at March 31, 2015, compared with $29.6 billion at March 31, 2014. The increase reflects $6.9 billion in Standard Life MF AUM and growth exceeding the industry average in Manulife mutual funds.3 Gross mutual fund deposits4,5 of $2.5 billion in 1Q15 increased 34%, driven by continued strong fund performance and include $0.2 billion from Standard Life funds. Gross and net mutual fund deposits were a record, excluding the contribution of Standard Life.

•
Group Retirement Solutions sales of $697 million in 1Q15 increased 4%.  Sales of Standard Life plans contributed $179 million and were largely offset by lower sales of Manulife plans reflecting variability in the large-case defined contribution market.

•
Segregated Fund Products6 sales were $851 million in 1Q15 compared with $453 million in 1Q14. The increase includes $306 million from Standard Life products and a 20% year-over-year increase in Manulife product sales.  Fixed Products sales of $81 million in 1Q15 were 9% lower reflecting our deliberate rate positioning in this market.

Insurance sales of $214 million in 1Q15 increased 60% compared with 1Q14 driven by large-case Group Benefits sales. (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise).

•	Retail insurance sales of $37 million in 1Q15 were consistent with prior year.

•	Institutional Markets sales of $177 million in 1Q15 increased 84%, driven by higher Group Benefits sales as a result of improved competitive positioning.

Manulife Bank net lending assets were $19.4 billion as at March 31, 2015, in line with prior year levels, reflecting the impact of continued intense competition in the residential mortgage market.

2	Effective 1Q15, wealth sales exclude new loan volumes authorized by Manulife Bank. Wealth sales in prior periods have been restated to be consistent with current period presentation.
3	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada as at March 31, 2015.
4	Gross mutual fund deposits include deposits from segregated fund products of $679 million in 1Q15.
5	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
6	Segregated fund products include guarantees. These products are also referred to as variable annuities.

Manulife Financial Corporation – First Quarter 2015

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division stated, “In the first quarter we continued to build out our wealth and asset management businesses and prepared to launch an innovative new life insurance solution that provides policyholders with competitively priced financial protection coupled with the opportunity to earn rewards for healthy living.”

Mr. Bromley continued, “John Hancock Investments continued to outpace the industry and in April we completed the acquisition of New York Life’s Retirement Plan Services business. The acquisition adds strength and expertise in the mid- and large-plan segments and complements our leadership position in the small-plan segment. Through an exclusive, first-ever U.S. life insurance partnership with Vitality, the global leader in integrating wellness benefits with life insurance products, in early April we became the first carrier in the U.S. to offer life insurance products fully integrated with wellness features. Notably, in our insurance business, sales increased 9% over prior year, as we continue to see momentum from the positive impacts of product enhancements initiated last year.”

Wealth Management 1Q15 sales were US$7.3 billion, a decrease of 8% compared with 1Q14 and Wealth Management AUM at March 31, 2015 were a record US$239 billion, a 6% increase from the prior year due to strong markets and positive net flows. (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise.)

•
John Hancock (“JH”) Investments sales of US$6.1 billion in 1Q15 decreased 8% due to the “soft close” of a popular fund at the beginning of 2014 and the non-recurrence of several large institutional allocations in 1Q14.  Our 12-month trailing organic growth rate through March 2015 (calculated as net new flows as a percentage of beginning assets) was 15% compared with an industry growth rate of less than 1%, and placed us 4th in the industry in terms of growth.7  AUM increased 19% to a record US$77.9 billion.

•
JH Retirement Plan Services sales of US$1.1 billion in 1Q15 decreased 13% but with a favourable mix.  Sales increased by 8% in the higher margin small-case market (<$1 million of assets).  As noted above, the acquisition of New York Life’s Retirement Plan Services business closed in April 2015.

Insurance sales in 1Q15 of US$117 million increased 9% compared with 1Q14 (19% excluding the bi-annual inflation purchases in the Federal Long Term Care program reported in 1Q14). (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise.)

•
JH Life sales of US$106 million in 1Q15 increased 25%, driven by several product enhancements made last year that continue to generate strong sales momentum.  In 1Q15 we introduced a more competitive term product, and in April 2015 we launched an innovative Vitality feature for Term and Protection Universal Life customers.  We expect those product improvements to attract interest from distribution partners and their customers.8

•
JH Long-Term Care (“JH LTC”) sales of US$11 million in 1Q15 decreased 52% as prior year results benefited from $12 million of bi-annual inflation purchases in the Federal program.   We launched a new LTC product with premiums that are adjustable based on emerging experience, without the need for a filing and approval of new rates from each individual state. This reduces risk to the Company and provides consumers with an equitable mechanism that reflects both favourable and unfavourable experience.

Manulife Asset Management

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “While we were expecting a significant investment-related experience loss from oil and gas holdings in 1Q15 given the continued lower commodity prices, these losses were more than offset by strong gains from other asset classes, notably real estate and private equity. Updates to cash flows used in actuarial modelling and future tax impacts, which occur in the normal course, pushed the overall investment-related experience into a loss of $77 million this quarter.  We continue to be pleased with our credit experience, asset origination, and the overall performance of our well diversified general account portfolio.”

Mr. Thomson continued, “Manulife Asset Management commenced the year with strong momentum and reported sales of $3.0 billion, a 40% increase compared with 1Q14.  We continue to expand our investment capabilities, most notably real estate and liability-driven investment strategies, and long-term investment performance continues to be a differentiator for Manulife Asset Management, with the majority of public asset classes outperforming their benchmarks on a 3- and 5-year basis.”

At March 31, 2015 total assets managed by Manulife Asset Management (“MAM”) were $383 billion, including $334 billion managed for external clients. Assets managed for external clients increased $56 billion from December 31, 2014. At March 31, 2015, MAM had a total of 86 Four- or Five-Star Morningstar rated funds9, an increase of 14 funds since December 31, 2014.

7
Source:  Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETF’s are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through March, 2015.

8	See “Caution regarding forward-looking statements” below.
9
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

Manulife Financial Corporation – First Quarter 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 7, 2015, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2014 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Earnings	1.	Potential impact of recent deployments of capital and current macro environment
2.	Sales	2.	Variable annuity and segregated fund guarantees
3.	MCCSR and financial leverage ratio	3.	Caution related to sensitivities
4.	Standard Life transaction	4.	Publicly traded equity performance risk
5.	Subsequent events	5.	Interest rate and spread risk
		6.	Alternative long-duration performance risk
B	FINANCIAL HIGHLIGHTS
1.	Q1 earnings analysis	E	ACCOUNTING MATTERS AND CONTROLS
2.	Revenue	1.	Critical accounting and actuarial policies
3.	Premiums and deposits	2.	Sensitivity of policy liabilities to update to assumptions
4.	Assets under management	3.	Accounting and reporting changes
5.	Capital	4.	Quarterly financial information
6.	Impact of fair value accounting	5.	Change in internal control over financial reporting
7.	Impact of foreign exchange rates	6.	Audit Committee

C	PERFORMANCE BY DIVISION	F	OTHER
1.	Asia	1.	Quarterly dividend
2.	Canadian	2.	Outstanding shares
3.	U.S.	3.	Performance and Non-GAAP Measures
4.	Corporate and Other	4.	Key planning assumptions and uncertainties
		5.	Caution regarding forward-looking statements

Manulife Financial Corporation – First Quarter 2015

A         OVERVIEW

A1	Earnings

Manulife’s 1Q15 net income attributed to shareholders was $723 million compared with $818 million in 1Q14.  While our insurance and wealth management businesses both had solid operating performances in 1Q15, net income was adversely affected by $77 million of investment-related experience charges, as explained below. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business) which amounted to $797 million in 1Q15 compared with $719 million in 1Q14, and items excluded from core earnings, which netted to a loss of $74 million in 1Q15 compared with a gain of $99 million in 1Q14.

Core earnings increased $78 million and, after excluding investment-related experience included in core earnings in 1Q14 and the $19 million contribution from Standard Life in 1Q15, increased by 16% compared with 1Q14. The increase reflects higher fee income due to higher asset levels in our wealth management businesses, improved policyholder experience, the impact of strong sales in Asia and the strengthening of the U.S. dollar.  In addition, while lower interest rates reduced the release of provisions for adverse deviation (and therefore core earnings), this was partially offset by the impact of standardizing our methodology for attributing expected investment income on assets that support provisions for adverse deviation, which in some cases was previously reported in investment-related experience. In 1Q14 we reported $50 million of investment-related experience gains in core earnings compared with nil in 1Q15.

The $173 million unfavourable variance in items excluded from core earnings primarily related to net unfavourable investment-related experience in 1Q15 compared with gains in 1Q14. In 1Q15, the investment-related experience losses from oil and gas holdings, driven by continued lower commodity prices, were more than offset by strong gains from other asset classes, notably real estate and private equity, while updates to cash flows used in actuarial modelling and future tax impacts, which occur in the normal course, pushed the overall investment-related experience into a charge of $77 million.  Our definition of core earnings (see F1 “Performance and Non-GAAP Measures”) includes up to $400 million (2014 - $200 million) of favourable investment-related experience reported in a single year. The amount of investment–related experience gains included in core earnings is calculated on a year-to-date basis.  Accordingly, to the extent we experience investment-related experience gains during the balance of this year in excess of the 1Q15 charges, they would be included in core earnings up to a maximum of $400 million per year. We believe the $400 million per year in investment-related experience remains a reasonable estimate of our long-term through-the-cycle investment experience, but some variability quarter-over-quarter is expected.

A2	Sales

Insurance sales10 were $779 million in 1Q15, an increase of 39%11 compared with 1Q14.  All three geographies delivered strong year-over-year growth in insurance sales. Asia insurance sales of US$338 million increased 42%, driven by continued expansion and diversification of our distribution channels and a series of successful product launches.  Canadian insurance sales of $214 million increased 60% driven by large-case Group Benefits sales.  U.S. insurance sales of US$117 million increased 8%, reflecting the positive impacts of product enhancements and targeted pricing changes initiated last year.

Wealth sales were $19.0 billion in 1Q15, an increase of 15% compared with 1Q14 (10% excluding the $0.8 billion two month post-close contribution from Standard Life).  Asia’s record wealth sales of US$2.8 billion were nearly double 1Q14, driven by higher mutual fund sales in most of the region coupled with higher single premium product sales in Japan.  Canadian wealth sales of $2.9 billion, excluding the impact of Standard Life, increased 6%, as record mutual fund sales were partially offset by normal variability in the group retirement business. U.S. wealth sales of US$7.3 billion decreased 8%, driven by the “soft close” of a popular mutual fund at the beginning of 2014, the non-recurrence of several large institutional allocations to our mutual funds in 1Q14, and lower mid-market RPS sales.  Starting this quarter we are including Manulife Asset Management (“MAM”) new deposits as wealth sales and are no longer reporting Manulife Bank new loan volumes in wealth sales.  MAM sales of $2.8 billion in 1Q15 increased 31% compared with 1Q14, excluding the $195 million contribution from Standard Life.

A3	MCCSR and financial leverage ratio

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio was 245% for The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2015 compared with 248% as at December 31, 2014.  The favourable impact of OSFI’s 2015 MCCSR guidelines and the issuance of $750 million in subordinate debentures were primarily offset by the acquisition of Standard Life. The closing also resulted in the $2.2 billion from net proceeds of the subscription receipts, issued in September 2014, being exchanged for MFC common shares.  MFC’s financial leverage ratio was 26.6% at March 31, 2015 compared with 27.8% as at December 31, 2014.

A4	Acquisition of Standard Life

On January 30, 2015, we completed the purchase of 100% of the shares of Standard Life Financial Inc. and of Standard Life Investments Inc. for cash consideration of $4 billion.  The cash consideration included $2.2 billion from net proceeds of the subscription receipts and $1.8 billion from the general assets of the Company. On the same day, the outstanding subscription receipts were automatically converted on a one-for-one basis for 105,647,334 MFC common shares with a stated value of $2.2 billion.  In addition, pursuant to the terms of the subscription receipts, a dividend equivalent payment of $0.155 per subscription receipt was paid to holders of subscription receipts, which was an amount equal to the cash dividends declared on MFC common shares for which record dates have occurred during the period from September 15, 2014 to January 29, 2015.

The acquisition contributes to our growth strategy, particularly in the wealth and asset management space.

The fair values of the acquired identifiable net assets as at January 31, 2015 have been determined provisionally and are subject to adjustment pending completion of a comprehensive evaluation of the net assets acquired later in 2015. As a result, the excess of the purchase price over the fair value of net assets acquired representing goodwill may be adjusted retrospectively in future 2015 quarterly reporting periods.  The assigned value of the net tangible assets acquired was $2.2 billion.  The initial value of intangible assets after related taxes is $0.6 billion and the estimated goodwill is $1.2 billion.

10	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
11
Growth (declines) in sales, premiums and deposits and assets under management are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – First Quarter 2015

In 1Q15, Standard Life contributed $19 million to core earnings which included a $4 million post-tax charge for amortization of intangible assets.  Integration and acquisition expenses of $29 million post-tax were reported in items excluded from core earnings.

A5	Subsequent events

On April 8, 2015, we announced a 15-year regional distribution agreement with DBS.  Manulife was selected as the exclusive provider of bancassurance solutions to DBS customers in Singapore, Hong Kong, Indonesia and mainland China effective January 1, 2016.  This agreement significantly expands our existing, successful relationship with DBS. It accelerates Manulife’s Asia growth strategy, deepens and diversifies our insurance business, and gives us access to a wider range of customers. Under the agreement, there will be an initial payment by Manulife to DBS of US$1.2 billion, which Manulife intends to fund with internal resources. There will also be ongoing, variable payments, which are based on the success of the partnership, and Manulife expects the agreement to be accretive to core earnings per share in 2017.12  The initial payment for this regional distribution agreement could reduce Manulife’s regulatory capital ratio by 10 points in January 2016.12

On April 14, 2015, the Company completed its acquisition of New York Life’s Retirement Plan Services business.  The acquisition accelerates John Hancock’s expansion into the mid-case and large-case retirement plan markets, adds US$55.9 billion of plan assets under administration and supports Manulife’s global growth strategy for wealth and asset management businesses. The reinsurance transaction announced in December 2014, in which New York Life agreed to assume a portion of certain John Hancock life insurance policies, is expected to close later this year, subject to receipt of required regulatory approvals and other closing conditions.12

B         FINANCIAL HIGHLIGHTS

	Quarterly Results
(C$ millions, unless otherwise stated, unaudited)	1Q 2015	4Q 2014	1Q 2014
Net income attributed to shareholders	$723	$640	$818
Preferred share dividends	(29)	(28)	(34)
Common shareholders’ net income	$694	$612	$784
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$797	$713	$719
Investment-related experience in excess of amounts included in core earnings(2)	(77)	(403)	225
Core earnings and investment-related experience in excess of amounts included in core earnings	$720	$310	$944
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	13	377	(90)
Changes in actuarial methods and assumptions	(22)	(59)	(40)
Other items(3)	12	12	4
Net income attributed to shareholders	$723	$640	$818
Basic earnings per common share (C$)	$0.36	$0.33	$0.42
Diluted earnings per common share (C$)	$0.36	$0.33	$0.42
Diluted core earnings per common share (C$)(1)	$0.39	$0.36	$0.37
Return on common shareholders’ equity (“ROE”)	8.4%	8.1%	11.9%
Core ROE (1)	9.3%	9.0%	10.4%
Sales(1) Insurance products	$779	$760	$537
Wealth products	$18,964	$15,268	$15,308
Premiums and deposits(1) Insurance products	$7,177	$6,649	$5,904
Wealth products	$24,404	$18,847	$19,507
Assets under management (C$ billions)(1)	$821	$691	$635
Capital (C$ billions)(1)	$46.4	$39.6	$36.2
MLI’s MCCSR ratio	245%	248%	255%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)	The amount of investment-related experience gains included in core earnings was nil in 1Q15 and $50 million in each of 4Q14 and 1Q14.
(3)                  For a more detailed description see Section B1 below.

12	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – First Quarter 2015

B1         First quarter earnings analysis

The table below reconciles 1Q15 net income attributed to shareholders of $723 million to core earnings of $797 million.

(C$ millions, unaudited)	1Q 2015	4Q 2014	1Q 2014
Core earnings(1)
Asia Division	$296	$260	$244
Canadian Division	262	224	228
U.S. Division	392	338	374
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(109)	(112)	(135)
Expected cost of macro hedges(2)	(44)	(47)	(42)
Investment-related experience in core earnings(3)	-	50	50
Core earnings	$797	$713	$719
Investment-related experience in excess of amounts included in core earnings(3)	(77)	(403)	225
Core earnings and investment-related experience in excess of amounts included in core earnings	$720	$310	$944
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	13	377	(90)
Changes in actuarial methods and assumptions(5)	(22)	(59)	(40)
Net impact of acquisitions and divestitures(6)	(30)	12	-
Other items excluded from core earnings(7)	42	-	4
Net income attributed to shareholders	$723	$640	$818

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The 1Q15 net loss from macro equity hedges was $31 million and consisted of a $44 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a benefit of $13 million because actual markets underperformed our valuation assumptions (included in direct impact of equity markets and interest rates and variable annuity guarantee liabilities below).

(3)
As outlined under “Critical Accounting and Actuarial Policies” below, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see F1 "Performance and Non-GAAP Measures") includes up to $400 million (2014 - $200 million) of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale (“AFS”) bonds in the Corporate and Other segment. See table below for components of this item. Until 3Q14 this also included a quarterly ultimate reinvestment rate (“URR”) update.

(5)
The 1Q15 charge of $22 million is primarily attributable to the impact of method and modelling refinements in the projection of certain asset and liability related cash flows across several business units.

(6)
The 1Q15 charge of $30 million includes integration and acquisition costs related to the Standard Life acquisition of $9 million and $20 million, respectively, and $1 million of costs related to the New York Life transaction.

(7)	The 1Q15 gain of $42 million is primarily due to corporate tax rate changes in Japan.

The gain (charge) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above is attributable to:

C$ millions, unaudited	1Q 2015	4Q 2014	1Q 2014
Direct impact of equity markets and variable annuity guarantee liabilities(1)	$15	$(142)	$(71)
Fixed income reinvestment rates assumed in the valuation of policy liabilities	13	533	9
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(15)	(14)	(3)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(2)	-	-	(25)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$13	$377	$(90)

(1)
In 1Q15, gross equity exposure losses of $679 million were more than offset by gains of $681 million from dynamic hedging experience, and $13 million from macro hedge experience, which resulted in a gain of $15 million.

(2)	The periodic URR charges ceased effective 4Q14 due to revisions to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions.

Manulife Financial Corporation – First Quarter 2015

B2           Revenue

	Quarterly Results
(C$ millions, unaudited)	1Q 2015	4Q 2014	1Q 2014
Net premium income	$5,403	$4,833	$4,136
Investment income	2,642	2,664	2,669
Other revenue	2,426	2,301	2,123
Revenue before realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	$10,471	$9,798	$8,928
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	5,343	6,182	5,256
Total revenue	$15,814	$15,980	$14,184

For 1Q15, revenue before realized and unrealized gains was $10.5 billion compared with $8.9 billion in 1Q14.  This increase was driven by higher fee income from increased asset levels in our wealth management businesses as well as the strengthening of the U.S. dollar.  Net premium income was higher on a constant currency basis across all divisions, growing by 25% in Asia, 18% in Canada and 15% in the U.S.

The net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedging program were similar in 1Q15 and 1Q14.  The gains in both periods primarily related to the general decline in interest rates.

Please see discussion below in section B6 “Impact of fair value accounting”.

B3           Premiums and deposits13

The premiums and deposits measure is an additional measure of our top line growth.  It includes all new policyholder cash flows and unlike total revenue is not impacted by the volatility created by fair value accounting.  Premiums and deposits for insurance products were $7.2 billion in 1Q15, an increase of 16% on a constant currency basis compared with 1Q14.  Standard Life accounted for $149 million of the 1Q15 insurance premiums and deposits, representing 2 percentage points of the increase.

Premiums and deposits for wealth products were $24.4 billion in 1Q15, an increase of $4.9 billion, or 14% on a constant currency basis, compared with 1Q14.  Standard Life contributed $1.3 billion to the 1Q15 wealth management premiums and deposits, representing 6 percentage points of the increase.

B4         Assets under management13

Assets under management as at March 31, 2015 were $821 billion, an increase of $186 billion compared with March 31, 2014, of which Standard Life accounted for $63 billion. Excluding Standard Life, the increase was 9% on a constant currency basis and was largely attributable to record wealth management sales.

B5         Capital13

MFC’s total capital as at March 31, 2015 was $46.4 billion, an increase of $6.8 billion from December 31, 2014 and of $10.1 billion from March 31, 2014. The increase from March 31, 2014 was primarily driven by net income of $3.4 billion, favourable currency impacts of $3.3 billion, the Standard Life acquisition ($2.2 billion issuance of MFC common shares and $0.4 billion of outstanding Standard Life debt), other net capital issued of $1.0 billion, and a $0.7 billion increase in other comprehensive income related to AFS securities, partially offset by cash dividends of $1.1 billion over the period. As noted in section A3 above, MLI’s MCCSR ratio was 245% at March 31, 2015.

B6         Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income (see section A1 above for discussion of first quarter experience).

Net realized and unrealized gains reported in investment income were $5.3 billion for 1Q15.  This amount was driven by the mark-to-market impact of decreases in interest rates on our bond and fixed income derivative holdings.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.  We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).

B7         Impact of foreign exchange rates

Changes in foreign exchange rates, primarily due to the strengthening of the U.S. dollar compared to the Canadian dollar, increased core earnings by approximately $60 million in 1Q15 compared with 1Q14. The impact of foreign currency on items excluded from core earnings is not relevant given the nature of these items.

13	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – First Quarter 2015

C         PERFORMANCE BY DIVISION

C1	Asia Division

($ millions, unless otherwise stated)	Quarterly results
Canadian dollars	1Q 2015	4Q 2014	1Q 2014
Net income attributed to shareholders	$299	$336	$242
Core earnings(1)	296	260	244
Revenue	3,413	3,657	2,651
Premiums and deposits	6,188	5,256	3,800
Assets under management ($ billions)	96.9	87.1	82.3
U.S. dollars
Net income attributed to shareholders	$241	$297	$219
Core earnings	239	229	221
Revenue	2,753	3,222	2,402
Premiums and deposits	4,990	4,627	3,444
Assets under management ($ billions)	76.4	75.1	74.5

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Asia Division’s net income attributed to shareholders was $299 million in 1Q15 compared with $242 million in 1Q14. Net income attributed to shareholders is comprised of core earnings, which was $296 million in 1Q15 compared with $244 million in 1Q14, and items excluded from core earnings, which amounted to a $3 million gain in 1Q15 compared with a $2 million loss in 1Q14.

Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$241 million in 1Q15 compared with US$219 million for 1Q14 and core earnings were US$239 million in 1Q15 compared with US$221 million in 1Q14. Items excluded from core earnings were a gain of US$2 million for 1Q15 compared with a loss of US$2 million in 1Q14.

Core earnings increased US$30 million, or 15%, compared with 1Q14 after adjusting for the impact of changes in currency rates. The increase was driven by higher new business gains due both to increased volumes and a more favourable product mix, more favourable policyholder experience, higher fee income on higher assets under management and stable insurance in-force growth. The US$4 million increase in items excluded from core earnings was primarily due to the reduction of corporate tax rates in Japan.

Revenue of US$2.8 billion in 1Q15 increased 15% compared with 1Q14.  Excluding realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities, revenue was US$2.5 billion, an increase of 16% compared with 1Q14 driven by higher premium income partly offset by the unfavourable impact of changes in currency rates.

Premiums and deposits of US$5.0 billion in 1Q15 increased 53% on a constant currency basis compared with 1Q14. Premiums and deposits for insurance products of US$1.7 billion increased 18% driven by strong insurance sales growth across the region, notably continued momentum from corporate products sales in Japan and from recurring premiums on in-force business. Wealth management premiums and deposits of US$3.3 billion in 1Q15 increased by 81% driven by the success of sales campaigns and new fund launches, expanded distribution and improved market sentiment.

Assets under management were US$76.4 billion as at March 31, 2015, an increase of 9% on a constant currency basis from March 31, 2014 driven by net policyholder cash inflows of US$2.9 billion and the favourable impact of equity market appreciation and lower interest rates over the last 12 months.

C2         Canadian Division

($ millions, unless otherwise stated)	Quarterly results
Canadian dollars	1Q 2015	4Q 2014	1Q 2014
Net income attributed to shareholders	$119	$73	$377
Core earnings(1)	262	224	228
Revenue	4,692	3,674	3,790
Premiums and deposits	7,922	5,427	6,050
Assets under management (billions)	220.7	158.9	150.3

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Canadian Division’s 1Q15 net income attributed to shareholders was $119 million compared with $377 million in 1Q14.  Net income attributed to shareholders is comprised of core earnings, which was $262 million in 1Q15 compared with $228 million in 1Q14, and items excluded from core earnings, which were a loss of $143 million in 1Q15 compared with a gain of $149 million in 1Q14.

Core earnings increased $34 million and included $19 million contributed by Standard Life which was acquired on January 30, 2015. Core earnings also reflected in-force business growth, including higher fee income from our wealth management businesses, partially offset by unfavourable policyholder experience and the impact of lower interest rates on new business margins.  The 1Q15 loss in items excluded from core earnings related to unfavourable investment-related experience and to a lesser extent integration costs.

Manulife Financial Corporation – First Quarter 2015

Revenue in 1Q15 was $4.7 billion compared with $3.8 billion in 1Q14 driven by the impact of fair value accounting.  Total revenue before net realized and unrealized gains was $2.7 billion in 1Q15 compared with $2.4 billion in 1Q14.

Premiums and deposits in 1Q15 were $7.9 billion, $1.9 billion higher than 1Q14 levels. The acquisition of Standard Life added $1.3 billion to premiums and deposits in the quarter.  Group Benefits and Manulife mutual funds also contributed to the increase.

Assets under management were $220.7 billion as at March 31, 2015, an increase of $70.4 billion from March 31, 2014, including $54.6 billion related to Standard Life. Excluding Standard Life, AUM increased by $15.8 billion or 11% driven by growth in our wealth management businesses and market factors, including the decline in interest rates and equity market appreciation over the last 12 months.

C3           U.S. Division

($ millions, unless otherwise stated)	Quarterly results
Canadian dollars	1Q 2015	4Q 2014	1Q 2014
Net income attributed to shareholders	$482	$506	$403
Core earnings(1)	392	338	374
Revenue	7,734	8,684	7,712
Premiums and deposits	14,428	12,519	13,374
Assets under management ($ billions)	443.6	398.5	360.5

U.S. dollars
Net income attributed to shareholders	$389	$444	$366
Core earnings	316	297	339
Revenue	6,237	7,645	6,991
Premiums and deposits	11,636	11,026	12,123
Assets under management ($ billions)	349.8	343.5	326.2

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

U.S. Division’s 1Q15 net income attributed to shareholders was $482 million compared with $403 million in 1Q14. Net income attributed to shareholders is comprised of core earnings, which amounted to $392 million in 1Q15 compared with $374 million in 1Q14, and items excluded from core earnings, which amounted to $90 million in 1Q15 compared with $29 million in 1Q14.

Expressed in U.S. dollars, the functional currency of the division, 1Q15 net income attributed to shareholders was US$389 million compared with US$366 million in 1Q14, core earnings was US$316 million compared with US$339 million in 1Q14, and items excluded from core earnings were US$73 million in 1Q15 compared with US$27 million in 1Q14. The US$23 million decrease in core earnings was driven by the unfavourable impact of declines in interest rates on the release of insurance margins and a more favourable impact of tax related items in 1Q14. Partially offsetting these items was favourable policyholder experience primarily in JH LTC and JH Annuities and lower deferred acquisition amortization costs due to the run-off of the in-force variable annuity business.

Revenue in 1Q15 was US$6.2 billion, a decrease of 11% compared with 1Q14.  Excluding realized and unrealized gains on assets supporting insurance and investment contract liabilities, revenue was US$3.8 billion, an increase of 3% over 1Q14.  The increase was due to higher first year life insurance premiums consistent with sales growth. Other revenue of US$1.0 billion was consistent with 1Q14 as higher fee income in the asset management business, driven by higher average asset values, was offset by lower fee income and mortality and expense fees from the continued run-off of the in-force variable annuity business.

Premiums and deposits for 1Q15 were US$11.6 billion, a decrease of 4% compared with 1Q14.  The decrease was driven by lower sales of mutual funds and 401k plans partially offset by an increase in universal life insurance premiums.

Assets under management as at March 31, 2015 were a record US$349.8 billion, up 7% from March 31, 2014. This increase was due to market factors, including the impact of a decline in interest rates, higher equity markets, and strong net mutual fund sales over the last 12 months, partially offset by variable and fixed annuity payments.

C4	Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2015	4Q 2014	1Q 2014
Net loss attributed to shareholders	$(177)	$(275)	$(204)
Core loss (excluding macro hedges and core investment gains)(1)	$(109)	$(112)	$(135)
Expected cost of macro hedges	(44)	(47)	(42)
Investment-related experience included in core earnings	-	50	50
Total core loss	$(153)	$(109)	$(127)
Revenue	$(25)	$(35)	$31
Premiums and deposits	3,043	2,294	2,187
Assets under management ($ billions)	60.1	46.6	41.8

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Manulife Financial Corporation – First Quarter 2015

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $177 million in 1Q15 compared with a net loss of $204 million in 1Q14.  The net loss attributed to shareholder is comprised of core loss and items excluded from core loss.  The core loss of $153 million in 1Q15 compared with a core loss of $127 million in 1Q14; items excluded from core loss amounted to charges of $24 million in 1Q15 compared with charges of $77 million in 1Q14.

The $26 million increase in core loss included $50 million lower investment-related experience gains and the impact of the strengthening U.S. dollar on the interest allocated to U.S. and Asia when expressed in Canadian dollars, partly offset by higher equity realized gains and the non-recurrence of a 1Q14 tax charge in the U.S.

Items excluded from core loss reflected $53 million in lower charges compared with 1Q14.  The 1Q14 inclusion of $50 million of investment-related experience gains in core earnings reduced items excluded from core earnings by the same amount.  Most of the $53 million variance is due to not having investment-related experience gains in 1Q15 to include in core earnings. The favourable impact of lower net charges for changes in actuarial methods and assumptions were mostly offset by closing costs related to the acquisition of Standard Life.

Revenue was negative $25 million in 1Q15 compared with $31 million in 1Q14.

Premiums and deposits for 1Q15 were $3,043 million, an increase of 39% compared with $2,187 million in 1Q14. The acquisition of Standard Life added $195 million to premiums and deposits in the quarter. These amounts primarily relate to Investment Division’s external asset management business.

Assets under management of $60.1 billion as at March 31, 2015 (March 31, 2014 – $41.8 billion) included assets managed by Manulife Asset Management on behalf of third-party institutional clients of $55.2 billion (2014 – $35.8 billion), the Company’s own funds of $10.8 billion (2014 – $7.6 billion), partly offset by $5.9 billion (2014 – $1.6 billion) for the total Company adjustment for the reclassification of derivative positions, net of the cash received as collateral on derivative positions.  The increase in the Company’s own funds primarily reflects net income earned over the period partly offset by payments related to the acquisition of Standard Life and shareholder dividends.

D	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2014 Annual Report.

D1	Potential impact of recent deployments of capital and current macro environment

In our 2014 MD&A we noted macro-economic and other risk factors that may result in our inability to achieve our 2016 objective of core ROE of 13%.  Core ROE was 9.3% in 1Q15 and given the recent deployments of capital to pursue long-term growth, along with the impact on equity of the strengthening U.S. dollar compared to the Canadian dollar, we no longer believe our core ROE objective of 13% is achievable in 2016.

D2	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2014 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section D4 “Publicly traded equity performance risk” below).

Manulife Financial Corporation – First Quarter 2015

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at	March 31, 2015			December 31, 2014
(C$ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$6,425	$5,206	$1,271	$6,014	$4,846	$1,203
Guaranteed minimum withdrawal benefit	70,860	68,264	4,538	66,950	64,016	4,570
Guaranteed minimum accumulation benefit	19,318	23,894	20	14,514	18,670	23
Gross living benefits(2)	$96,603	$97,364	$5,829	$87,478	$87,532	$5,796
Gross death benefits(3)	13,718	13,927	1,361	12,178	11,036	1,312
Total gross of reinsurance and hedging	$110,321	$111,291	$7,190	$99,656	$98,568	$7,108
Living benefits reinsured	$5,607	$4,574	$1,074	$5,242	$4,249	$1,020
Death benefits reinsured	3,842	3,664	588	3,598	3,398	560
Total reinsured	$9,449	$8,238	$1,662	$8,840	$7,647	$1,580
Total, net of reinsurance	$100,872	$103,053	$5,528	$90,816	$90,921	$5,528

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at March 31, 2015 was $5,528 million (December 31, 2014 – $5,528 million) of which: US$3,512 million (December 31, 2014 – US$3,616 million) was on our U.S. business, $647 million (December 31, 2014 – $912 million) was on our Canadian business, US$75 million (December 31, 2014 – US$99 million) was on our Japan business and US$262 million (December 31, 2014 – US$264 million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts, net of reinsurance was $5.5 billion at March 31, 2015, in line with December 31, 2014.

The policy liabilities established for variable annuity and segregated fund guarantees were $6,361 million at March 31, 2015 (December 31, 2014 - $4,862 million).  For non-dynamically hedged business, policy liabilities increased from $684 million at December 31, 2014 to $783 million at March 31, 2015. For the dynamically hedged business, the policy liabilities increased from $4,178 million at December 31, 2014 to $5,578 million at March 31, 2015.

The increase in the total policy liabilities for variable annuity and segregated fund guarantees since December 31, 2014 is mainly due to the decline in yield curves, the strengthening of the U.S. dollar relative to the Canadian dollar and, in the case of dynamically hedged business, is also due to the decrease in swap rates in North America.

D3	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI’s MCCSR ratio will be as indicated.

D4	Publicly traded equity performance risk

As outlined in our 2014 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2014 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities.  It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Manulife Financial Corporation – First Quarter 2015

Potential impact on net income attributed to shareholders arising from changes to public equities(1)

As at March 31, 2015
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,710)	$(2,740)	$(1,160)	$800	$1,320	$1,650
Asset based fees	(440)	(290)	(150)	150	290	440
General fund equity investments(3)	(980)	(660)	(330)	350	720	1,070
Total underlying sensitivity before hedging	$(6,130)	$(3,690)	$(1,640)	$1,300	$2,330	$3,160
Impact of macro and dynamic hedge assets(4)	3,980	2,310	1,030	(890)	(1,550)	(2,040)
Net potential impact on net income after impact of hedging	$(2,150)	$(1,380)	$(610)	$410	$780	$1,120

As at December 31, 2014
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,480)	$(2,570)	$(1,100)	$740	$1,210	$1,510
Asset based fees	(360)	(240)	(120)	120	240	360
General fund equity investments(3)	(650)	(440)	(210)	220	450	680
Total underlying sensitivity before hedging	$(5,490)	$(3,250)	$(1,430)	$1,080	$1,900	$2,550
Impact of macro and dynamic hedge assets(4)	3,770	2,150	950	(850)	(1,460)	(1,940)
Net potential impact on net income after impact of hedging	$(1,720)	$(1,100)	$(480)	$230	$440	$610

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program.  The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
March 31, 2015	(23)	(11)	(5)	2	5	9
December 31, 2014	(20)	(10)	(4)	1	7	11

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.
As at March 31,
(C$ millions)	2015	2014
For variable annuity guarantee dynamic hedging strategy	$11,400	$10,700
For macro equity risk hedging strategy	3,000	3,000
Total	$14,400	$13,700

D5	Interest rate and spread risk

At March 31, 2015, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of nil, and to a 50 basis point increase in interest rates to be a benefit of nil, after rounding results to the nearest $100 million. The $100 million decrease in sensitivity to a 50 basis point decline in interest rates from December 31, 2014 was primarily attributable to normal rebalancing as part of our interest risk hedging program.

The 50 basis point parallel decline includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

Manulife Financial Corporation – First Quarter 2015

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenario used in the reserve, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates. Furthermore, the actual impact on net income of non-parallel interest rate movements may differ from the estimated impact of parallel movements because our exposure to interest rate movements is not uniform across all durations.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 50 basis point parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	March 31, 2015				December 31, 2014
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$-		$-		$(100)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	600		(500)		500		(400)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(6)		4		(7)		5
From fair value changes in AFS fixed income assets held in surplus, if realized	3		(3)		3		(3)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for almost all of the 6 point impact of a 50 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
(C$ millions)	March 31, 2015	December 31, 2014
Corporate spreads(4)
Increase 50 basis points	$500	$500
Decrease 50 basis points	(500)	(500)
Swap spreads
Increase 20 basis points	$(500)	$(500)
Decrease 20 basis points	500	500

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

D6	Alternative Long-Duration Asset (“ALDA”) Performance Risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Manulife Financial Corporation – First Quarter 2015

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4)
As at	March 31, 2015		December 31, 2014
(C$ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,200)	$1,100	$(1,000)	$1,000
Private equities and other ALDA	(1,100)	1,000	(1,000)	900
Alternative long-duration assets	$(2,300)	$2,100	$(2,000)	$1,900

(1)	See “Caution Related to Sensitivities” above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA, weightings; (ii) any gains or losses on ALDA  held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.
(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.

The increased sensitivity from December 31, 2014 to March 31, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period which increased the sensitivity of our U.S. business as measured in Canadian dollars as well as the acquisition of Standard Life.

E	ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2014. The critical accounting policies and the estimation processes related to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, derivatives and hedge accounting, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions, valuation and impairment of goodwill and intangible assets and the measurement and disclosure of contingent liabilities are described on pages 70 to 77 of our 2014 Annual Report.

E2	Sensitivity of policy liabilities to updates and assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
(C$ millions)	March 31, 2015		December 31,2014
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$500	$(400)	$300	$(300)
100 basis point change in future annual returns for ALDA(2)	2,900	(3,500)	2,500	(3,100)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(300)	300	(200)	200

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $100 million increase (December 31, 2014 – $100 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $100 million decrease (December 31, 2014 – $100 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)	ALDA include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.
(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.25% and 18.4%.

The increase in sensitivity to a change in future annual public equity returns from December 31, 2014 to March 31, 2015 is primarily due to the acquisition of Standard Life which closed January 30, 2015. The increase in sensitivity to a change in future annual ALDA returns from December 31, 2014 to March 31, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period as well as the acquisition of Standard Life.

Manulife Financial Corporation – First Quarter 2015

E3             Accounting and reporting changes

Topic	Effective Date	Recognition / Measurement / Presentation	Impact / Expected Impact
Amendments to IAS 19 “Employee Benefits"	Jan 1, 2015	Measurement	Not significant
Annual Improvements 2010-2012 and 2011-2013 cycle	Jan 1, 2015	Measurement and Presentation	Not significant

E4	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters

As at and for the three months ended	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
(C$ millions, except per share amounts or otherwise stated, unaudited)	2015	2014	2014	2014	2014	2013	2013	2013
Revenue
Premium income
Life and health insurance	$4,589	$4,305	$4,072	$3,786	$3,696	$3,956	$3,879	$3,681
Annuities and pensions	814	528	556	430	440	575	478	480
Net premium income	$5,403	$4,833	$4,628	$4,216	$4,136	$4,531	$4,357	$4,161
Investment income	2,642	2,664	2,602	2,809	2,669	2,622	2,468	2,331
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(1)	5,343	6,182	1,561	4,093	5,256	(2,788)	(2,513)	(9,355)
Other revenue	2,426	2,301	2,207	2,108	2,123	2,633	1,958	2,318
Total revenue	$15,814	$15,980	$10,998	$13,226	$14,184	$6,998	$6,270	$(545)
Income (loss) before income taxes	$844	$724	$1,392	$1,211	$937	$1,854	$1,118	$205
Income tax (expense) recovery	(116)	(17)	(287)	(234)	(133)	(497)	(172)	103
Net income	$728	$707	$1,105	$977	$804	$1,357	$946	$308
Net income attributed to shareholders	$723	$640	$1,100	$943	$818	$1,297	$1,034	$259
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$797	$713	$755	$701	$719	$685	$704	$609
Other items to reconcile net income attributed to shareholders to core earnings(3):
Investment-related experience in excess of amounts included in core earnings	(77)	(403)	320	217	225	215	491	(97)
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	13	377	70	55	(90)	(81)	94	(242)
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	12	-	24	-	-	261	-	-
Change in actuarial methods and assumptions	(22)	(59)	(69)	(30)	(40)	(133)	(252)	(35)
Net impact of acquisitions and divestitures	(30)	12	-	-	-	350	-	-
Tax items and restructuring charge related to organizational design	30	-	-	-	4	-	(3)	24
Net income attributed to shareholders	$723	$640	$1,100	$943	$818	$1,297	$1,034	$259
Basic earnings per common share	$0.36	$0.33	$0.58	$0.49	$0.42	$0.69	$0.54	$0.12
Diluted earnings per common share	$0.36	$0.33	$0.57	$0.49	$0.42	$0.68	$0.54	$0.12
Segregated funds deposits	$8,354	$6,240	$5,509	$5,587	$6,776	$5,756	$5,321	$5,516
Total assets (in billions)	$690	$579	$555	$536	$539	$514	$498	$498
Weighted average common shares (in millions)	1,936	1,864	1,859	1,854	1,849	1,844	1,839	1,834
Diluted weighted average common shares (in millions)	1,959	1,887	1,883	1,878	1,874	1,869	1,864	1,860
Dividends per common share	$0.155	$0.155	$0.155	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to US$1 - Statement of Financial Position	1.2682	1.1601	1.1208	1.0676	1.1053	1.0636	1.0285	1.0512
CDN$ to US$1 - Statement of Income	1.2399	1.1356	1.0890	1.0905	1.1031	1.0494	1.0386	1.0230

(1)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)
For explanations of other items, see “Q1 earnings analysis” table in section B “Financial Highlights” and for an operating segment split of these items see the 8 quarter trend tables in section F3 “Performance and Non-GAAP Measures” which reconcile net income attributed to shareholders to core earnings.

E5	Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the three months ended March 31, 2015, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

E6	Audit Committee

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – First Quarter 2015

F	OTHER

F1	Quarterly dividend

On May 6, 2015, our Board of Directors approved an increase of 10% or 1.5 cents per share to the quarterly shareholders’ dividend resulting in a quarterly shareholders’ dividend of $0.17 per share on the common shares of MFC, payable on and after June 19, 2015 to shareholders of record at the close of business on May 20, 2015.

The Board of Directors also approved that, in respect of MFC’s June 19, 2015 common share dividend payment date and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market.  The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after June 19, 2015 to shareholders of record at the close of business on May 20, 2015.

Class A Shares Series 1 – $0.25625 per share	Class 1 Shares Series 9 – $0.275 per share
Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 11 – $0.25 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 3 – $0.2625 per share	Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 5 – $0.275 per share	Class 1 Shares Series 17 – $0.24375 per share
Class 1 Shares Series 7 – $0.2875 per share	Class 1 Shares Series 19 – $0.2375 per share

F2	Outstanding shares – selected information

Class A Shares Series 1

As at May 1, 2015, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the then market price of MFC common shares.

Common Shares

As at May 1, 2015 MFC had 1,970 million common shares outstanding.

F3	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited Consolidated Financial Statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Constant Currency Basis; Mutual Funds Assets under Management (“MF AUM”); Premiums and Deposits; Assets under Management (“AUM”); Capital; and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.

6.	Up to $400 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – First Quarter 2015

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:

▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.

▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.

▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

4.	Changes in actuarial methods and assumptions.

5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

6.	Goodwill impairment charges.

7.	Gains or losses on disposition of a business.

8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

9.	Tax on the above items.

10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – First Quarter 2015

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2015		2014		2014		2014		2014		2013		2013		2013
Core earnings (loss)
Asia Division	$296		$260		$273		$231		$244		$227		$242		$226
Canadian Division	262		224		243		232		228		233		268		225
U.S. Division	392		338		342		329		374		366		361		343
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(109)		(112)		(107)		(92)		(135)		(138)		(135)		(105)
Expected cost of macro hedges	(44)		(47)		(46)		(49)		(42)		(53)		(84)		(128)
Investment-related experience included in core earnings	-		50		50		50		50		50		52		48
Total core earnings	$797		$713		$755		$701		$719		$685		$704		$609
Investment-related experience in excess of amounts included in core earnings	(77)		(403)		320		217		225		215		491		(97)
Core earnings plus investment-related experience in excess of amounts included in core earnings	$720		$310		$1,075		$918		$944		$900		$1,195		$512
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	13		377		70		55		(90)		(81)		94		(242)
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	12		-		24		-		-		261		-		-
Change in actuarial methods and assumptions	(22)		(59)		(69)		(30)		(40)		(133)		(252)		(35)
Net impact of acquisitions and divestitures	(30)		12		-		-		-		350		-		-
Tax items and restructuring charge related to organizational design	30		-		-		-		4		-		(3)		24
Net income attributed to shareholders	$723		$640		$1,100		$943		$818		$1,297		$1,034		$259

Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$15		$(142)		$(35)		$66		$(71)		$105		$306		$(196)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	13		533		165		22		9		(105)		(77)		151
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(15)		(14)		(15)		(8)		(3)		(55)		(72)		(127)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-		-		(45)		(25)		(25)		(26)		(63)		(70)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$13		$377		$70		$55		$(90)		$(81)		$94		$(242)

Manulife Financial Corporation – First Quarter 2015

Asia Division

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2015		2014		2014		2014		2014		2013		2013		2013
Asia Division core earnings	$296		$260		$273		$231		$244		$227		$242		$226
Investment-related experience in excess of amounts included in core earnings	-		(2)		27		18		19		(5)		(4)		(18)
Core earnings plus investment-related experience in excess of amounts included in core earnings	$296		$258		$300		$249		$263		$222		$238		$208
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(17)		78		32		88		(25)		85		242		178
Recapture of reinsurance treaty and tax items	20		-		-		-		4		68		-		-
Disposition of Taiwan insurance business	-		-		-		-		-		350		-		-
Net income attributed to shareholders	$299		$336		$332		$337		$242		$725		$480		$386

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2015		2014		2014		2014		2014		2013		2013		2013
Canadian Division core earnings	$262		$224		$243		$232		$228		$233		$268		$225
Investment-related experience in excess of amounts included in core earnings	(81)		(199)		19		46		135		106		135		(88)
Core earnings plus investment-related experience in excess of amounts included in core earnings	$181		$25		$262		$278		$363		$339		$403		$137
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(65)		48		-		(11)		14		34		14		(34)
Recapture of reinsurance treaty and tax items	12		-		24		-		-		-		(3)		-
Net impact of acquisitions and divestitures	(9)		-		-		-		-		-		-		-
Net income attributed to shareholders	$119		$73		$286		$267		$377		$373		$414		$103

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2015		2014		2014		2014		2014		2013		2013		2013
U.S. Division core earnings	$392		$338		$342		$329		$374		$366		$361		$343
Investment-related experience in excess of amounts included in core earnings	(9)		(154)		319		206		111		161		404		65
Core earnings plus investment-related experience in excess of amounts included in core earnings	$383		$184		$661		$535		$485		$527		$765		$408
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	99		322		18		24		(82)		105		163		21
Impact of in-force product changes and recapture of reinsurance treaties	-		-		-		-		-		193		-		-
Net income attributed to shareholders	$482		$506		$679		$559		$403		$825		$928		$429

Manulife Financial Corporation – First Quarter 2015

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2015		2014		2014		2014		2014		2013		2013		2013
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(109)		$(112)		$(107)		$(92)		$(135)		$(138)		$(135)		$(105)
Expected cost of macro hedges	(44)		(47)		(46)		(49)		(42)		(53)		(84)		(128)
Investment-related experience included in core earnings	-		50		50		50		50		50		52		48
Total core loss	$(153)		$(109)		$(103)		$(91)		$(127)		$(141)		$(167)		$(185)
Investment-related experience in excess of amounts included in core earnings	13		(48)		(45)		(53)		(40)		(47)		(44)		(56)
Core loss plus investment-related experience in excess of amounts included in core earnings	$(140)		$(157)		$(148)		$(144)		$(167)		$(188)		$(211)		$(241)
Other items to reconcile core loss to net loss attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(4)		(71)		20		(46)		3		(305)		(325)		(407)
Changes in actuarial methods and assumptions	(22)		(59)		(69)		(30)		(40)		(133)		(252)		(35)
Net impact of acquisitions and divestitures	(21)		12		-		-		-		-		-		-
Tax items and restructuring charge related to organizational design	10		-		-		-		-		-		-		24
Net loss attributed to shareholders	$(177)		$(275)		$(197)		$(220)		$(204)		$(626)		$(788)		$(659)

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 1Q15.

Mutual Funds’ assets under management (“MF AUM”) is a non-GAAP measure of the size of the Company’s Canadian mutual fund business.  It represents the assets managed by the Company, on behalf of mutual fund clients, on a discretionary basis for which the Company earns investment management fees.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts, (vi) premium equivalents for “administration services only” group benefits contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
(C$ millions)	1Q 2015	4Q 2014	1Q 2014
Net premium income and investment contract deposits	$5,489	$4,932	$4,152
Deposits from policyholders	8,354	6,240	6,776
Premiums and deposits	$13,843	$11,172	$10,928
Mutual fund deposits	12,538	10,120	10,440
Institutional advisory account deposits	3,024	2,276	2,167
ASO premium equivalents	837	773	764
Group Benefits ceded premiums	1,202	1,023	984
Other fund deposits	137	132	128
Total premiums and deposits	$31,581	$25,496	$25,411
Currency impact	-	1,699	2,170
Constant currency premiums and deposits	$31,581	$27,195	$27,581

Assets under management (“AUM”) is a non-GAAP measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invested in.

Manulife Financial Corporation – First Quarter 2015

Assets under management
As at
(C$ millions)	March 31, 2015	December 31, 2014	March 31, 2014
Total invested assets	$308,680	$269,310	$244,970
Segregated funds net assets	312,302	256,532	249,724
Assets under management per financial statements	$620,982	$525,842	$494,694
Mutual funds	139,750	119,593	101,093
Institutional advisory accounts (excluding segregated funds)	52,712	38,864	33,505
Other funds	7,901	6,830	5,666
Total assets under management	$821,345	$691,129	$634,958
Currency impact	-	45,584	60,785
Constant currency assets under management	$821,345	$736,713	$695,743

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at
(C$ millions)	March 31, 2015	December 31, 2014	March 31, 2014
Total equity	$39,435	$33,926	$31,187
Add AOCI loss on cash flow hedges	280	211	139
Add liabilities for preferred shares and capital instruments	6,647	5,426	4,902
Total capital	$46,362	$39,563	$36,228

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.  Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; and, college savings 529 plans. As we have discontinued sales of new VA contracts in the U.S., beginning in 1Q13, subsequent deposits into existing U.S. VA contracts are not reported as sales.

For group pensions/retirement businesses, sales include both new regular and single premiums and deposits. New regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client.

Beginning with 1Q15, MAM new deposits are included in wealth sales, while Manulife Bank new loan volumes are no longer included.

F4	Key planning assumptions and uncertainties

Manulife’s 2016 management objectives14 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long-term assumptions, and favourable investment-related experience included in core earnings.

F5	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the anticipated benefits and costs of the acquisitions of Standard Life and New York Life’s Retirement Plan Services business, statements with respect to our 2016 management objectives for core ROE, and statements with respect to the exclusive life insurance partnership with Vitality in the U.S and the regional distribution agreement with DBS in Asia.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future

14	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – First Quarter 2015

results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including  in the case of MFC’s 2016 management objectives for core ROE, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2014 Annual Report and in this document, and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2014 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life and New York Life’s Retirement Plan Services business; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life and New York Life’s Retirement Plan Services business; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – First Quarter 2015

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	March 31, 2015	December 31, 2014
Assets
Cash and short-term securities	$18,589	$21,079
Debt securities	159,758	134,446
Public equities	17,484	14,543
Mortgages	45,114	39,458
Private placements	26,352	23,284
Policy loans	8,697	7,876
Loans to bank clients	1,770	1,772
Real estate	12,391	10,101
Other invested assets	18,525	16,751
Total invested assets (note 4)	$308,680	$269,310
Other assets
Accrued investment income	$2,248	$2,003
Outstanding premiums	918	737
Derivatives (note 5)	26,606	19,315
Reinsurance assets	21,426	18,525
Deferred tax assets	3,471	3,329
Goodwill and intangible assets (note 3)	7,790	5,461
Miscellaneous	6,225	4,194
Total other assets	$68,684	$53,564
Segregated funds net assets (note 14)	$312,302	$256,532
Total assets	$689,666	$579,406
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 6)	$267,523	$229,513
Investment contract liabilities (note 6)	6,770	2,644
Deposits from bank clients	18,555	18,384
Derivatives (note 5)	16,173	11,283
Deferred tax liabilities	1,497	1,228
Other liabilities	16,760	14,365
	$327,278	$277,417
Long-term debt (note 8)	4,004	3,885
Liabilities for preferred shares and capital instruments (note 9)	6,647	5,426
Liabilities for subscription receipts (note 3)	-	2,220
Segregated funds net liabilities (note 14)	312,302	256,532
Total liabilities	$650,231	$545,480
Equity
Preferred shares (note 10)	$2,693	$2,693
Common shares (note 10)	22,768	20,556
Contributed surplus	275	267
Shareholders' retained earnings	8,023	7,624
Shareholders' accumulated other comprehensive income (loss) on:
Pension and other post-employment plans	(548)	(529)
Available-for-sale securities	1,175	794
Cash flow hedges	(280)	(211)
Translation of foreign operations and real estate revaluation surplus	4,694	2,112
Total shareholders' equity	$38,800	$33,306
Participating policyholders' equity	139	156
Non-controlling interests	496	464
Total equity	$39,435	$33,926
Total liabilities and equity	$689,666	$579,406
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Donald A. Guloien	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation – First Quarter 2015

Consolidated Statements of Income

For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2015	2014
Revenue
Premium income
Gross premiums	$7,389	$5,924
Premiums ceded to reinsurers	(1,986)	(1,788)
Net premiums	$5,403	$4,136
Investment income (note 4)
Investment income	$2,642	$2,669
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	5,343	5,256
Net investment income	$7,985	$7,925
Other revenue	$2,426	$2,123
Total revenue	$15,814	$14,184
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 6)	$6,049	$5,110
Change in insurance contract liabilities	7,443	6,827
Change in investment contract liabilities	46	(11)
Benefits and expenses ceded to reinsurers	(1,602)	(1,664)
Change in reinsurance assets	(339)	131
Net benefits and claims	$11,597	$10,393
General expenses	1,384	1,147
Investment expenses	381	321
Commissions	1,202	1,020
Interest expense	316	294
Net premium taxes	90	72
Total contract benefits and expenses	$14,970	$13,247
Income before income taxes	$844	$937
Income tax expense	(116)	(133)
Net income	$728	$804
Net income (loss) attributed to:
Non-controlling interests	$23	$12
Participating policyholders	(18)	(26)
Shareholders	723	818
	$728	$804
Net income attributed to shareholders	$723	$818
Preferred share dividends	(29)	(34)
Common shareholders' net income	$694	$784
Earnings per share
Basic earnings per common share (note 10)	$0.36	$0.42
Diluted earnings per common share (note 10)	0.36	0.42
Dividends per common share	0.155	0.13

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2015

Consolidated Statements of Comprehensive Income
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2015	2014
Net income	$728	$804
Other comprehensive income ("OCI"), net of tax
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$(19)	$(7)
Real estate revaluation reserve	2	1
Total items that will not be reclassified to net income	$(17)	$(6)
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	$2,668	$1,157
Net investment hedges	(87)	(35)
Available-for-sale financial securities:
Unrealized gains arising during the period	413	218
Reclassification of net realized gains and impairments to net income	(30)	(67)
Cash flow hedges:
Unrealized losses arising during the period	(72)	(57)
Reclassification of realized losses to net income	3	2
Share of other comprehensive income of associates	-	3
Total items that may be subsequently reclassified to net income	$2,895	$1,221
Other comprehensive income, net of tax	$2,878	$1,215
Total comprehensive income, net of tax	$3,606	$2,019
Total comprehensive income (loss) attributed to:
Non-controlling interests	$25	$12
Participating policyholders	(17)	(25)
Shareholders	3,598	2,032

Income Taxes included in Other Comprehensive Income
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2015	2014
Income tax expense (recovery) on:
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$(11)	$(4)
Real estate revaluation reserve	1	1
Total income tax recovery on items that will not be reclassified to net income	$(10)	$(3)
Items that may be subsequently reclassified to net income:
Unrealized foreign exchange gains/losses on translation of foreign operations	$3	$4
Unrealized foreign exchange gains/losses on net investment hedges	(31)	(13)
Unrealized gains/losses on available-for-sale financial securities	120	50
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(7)	(23)
Unrealized gains/losses on cash flow hedges	(38)	(27)
Reclassification of realized gains/losses to net income on cash flow hedges	1	1
Share of other comprehensive income of associates	-	2
Total income tax expense (recovery) on items that may be subsequently reclassified to net income	$48	$(6)
Total income tax expense (recovery)	$38	$(9)
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2015

Consolidated Statements of Changes in Equity
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2015	2014
Preferred shares
Balance, beginning of period	$2,693	$2,693
Issued during the period (note 10)	-	200
Issuance costs, net of tax	-	(5)
Balance, end of period	$2,693	$2,888
Common shares
Balance, beginning of period	$20,556	$20,234
Issued on exercise of stock options	6	18
Issued under dividend reinvestment and share purchase plans	-	87
Issued in exchange of subscription receipts (note 3)	2,206	-
Balance, end of period	$22,768	$20,339
Contributed surplus
Balance, beginning of period	$267	$256
Exercise of stock options and deferred share units	(1)	(3)
Stock option expense	9	7
Balance, end of period	$275	$260
Shareholders' retained earnings
Balance, beginning of period	$7,624	$5,294
Net income attributed to shareholders	723	818
Preferred share dividends	(29)	(34)
Common share dividends	(295)	(208)
Balance, end of period	$8,023	$5,870
Shareholders' accumulated other comprehensive income ("AOCI")
Balance, beginning of period	$2,166	$46
Change in actuarial gains (losses) on pension and other post-employment plans	(19)	(7)
Change in unrealized foreign exchange gains (losses) of net foreign operations	2,581	1,122
Change in unrealized gains (losses) on available-for-sale financial securities	381	151
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(69)	(55)
Change in real estate revaluation reserve	1	-
Share of other comprehensive income of associates	-	3
Balance, end of period	$5,041	$1,260
Total shareholders' equity, end of period	$38,800	$30,617
Participating policyholders' equity
Balance, beginning of period	$156	$134
Net loss attributed to participating policyholders	(18)	(26)
Other comprehensive income attributed to policyholders	1	1
Balance, end of period	$139	$109
Non-controlling interests
Balance, beginning of period	$464	$376
Net income attributed to non-controlling interests	23	12
Other comprehensive income attributed to non-controlling interests	2	-
Contributions, net	7	73
Balance, end of period	$496	$461
Total equity, end of period	$39,435	$31,187
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2015

Consolidated Statements of Cash Flows
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2015	2014
Operating activities
Net income	$728	$804
Adjustments:
Increase in insurance contract liabilities	7,443	6,827
Increase (decrease) in investment contract liabilities	46	(11)
(Increase) decrease in reinsurance assets	(339)	131
Amortization of (premium) discount on invested assets	13	(3)
Other amortization	132	113
Net realized and unrealized gains and impairment on assets	(5,027)	(5,396)
Deferred income tax expense	8	291
Stock option expense	9	7
Adjusted net income	$3,013	$2,763
Changes in policy related and operating receivables and payables	(947)	(1,192)
Cash provided by operating activities	$2,066	$1,571
Investing activities
Purchases and mortgage advances	$(18,574)	$(16,472)
Disposals and repayments	15,687	14,599
Change in investment broker net receivables and payables	(192)	109
Net cash decrease from purchase of subsidiaries (note 3)	(3,434)	(199)
Cash used in investing activities	$(6,513)	$(1,963)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$-	$(201)
Issue of capital instruments, net (note 9)	746	497
Funds repaid, net	(2)	-
Secured borrowing from securitization transactions	100	-
Changes in deposits from bank clients, net	125	203
Shareholders' dividends paid in cash	(335)	(189)
Contribution to non-controlling interests, net	7	-
Common shares issued, net	6	18
Preferred shares issued, net (note 10)	-	195
Cash provided by financing activities	$647	$523
Cash and short-term securities
Increase (decrease) during the period	$(3,800)	$131
Effect of foreign exchange rate changes on cash and short-term securities	1,128	349
Balance, beginning of period	20,437	12,886
Balance, end of period	$17,765	$13,366
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$21,079	$13,630
Net payments in transit, included in other liabilities	(642)	(744)
Net cash and short-term securities, beginning of period	$20,437	$12,886
End of period
Gross cash and short-term securities	$18,589	$14,035
Net payments in transit, included in other liabilities	(824)	(669)
Net cash and short-term securities, end of period	$17,765	$13,366
Supplemental disclosures on cash flow information
Interest received	$2,218	$2,102
Interest paid	281	252
Income taxes paid	319	423
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2015

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. (“JHRECO”), a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife Financial’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and primarily as John Hancock in the United States.

These Interim Consolidated Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”).  None of the accounting requirements of OSFI are exceptions to International Financial Reporting Standards (“IFRS”). As outlined in note 1(i) of the 2014 Audited Consolidated Financial Statements, IFRS does not currently prescribe an insurance contract measurement model and, therefore, as permitted by IFRS 4 “Insurance Contracts”, insurance contract liabilities continue to be measured using the Canadian Assets Liability Method (“CALM”).

These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2014, the accompanying notes included on pages 95 to 164 of the Company’s 2014 Annual Report, as well as the disclosures on risk in the shaded area of sections D2 to D5 of the first quarter 2015 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.

These Interim Consolidated Financial Statements of MFC as at and for the three months ended March 31, 2015 were authorized for issue by the Board of Directors on May 8, 2015.

Note 2 Accounting and Reporting Changes

(a)	Amendments to IAS 19 “Employee Benefits”

Effective January 1, 2015, the Company adopted the amendments to IAS 19 “Employee Benefits” issued by the IASB in November 2013. The amendments clarify the accounting for contributions by employees or third parties to defined benefit plans. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(b)	Annual Improvements 2010–2012 and 2011-2013 Cycles

Effective January 1, 2015, the Company adopted the amendments issued under the 2010-2012 and 2011-2013 Cycles of the Annual Improvements project issued by the IASB in December 2013. The IASB issued 10 minor amendments to different standards, with some amendments to be applied prospectively and others to be applied retrospectively. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2015

Note 3 Canadian-Based Operations of Standard Life plc Acquisition

On January 30, 2015, the Company completed its purchase of 100% of the shares of Standard Life Financial Inc. and of Standard Life Investments Inc., collectively the Canadian-based operations of Standard Life plc (“Standard Life”), for cash consideration of $4 billion.  On the same day, the Company's outstanding subscription receipts were automatically converted on a one-for-one basis for 105,647,334 MFC common shares with a stated value of approximately $2.2 billion.  The cash consideration included $2.2 billion from net proceeds of the subscription receipts and $1.8 billion from the general assets of the Company.

The acquisition contributes to the Company’s growth strategy, particularly in wealth and asset management.

Fair values of the acquired identifiable net assets as at January 31, 2015 have been determined provisionally and are subject to adjustment pending completion of a comprehensive evaluation of the net assets acquired later in 2015. As a result, the excess of the purchase price over the fair value of net assets acquired representing goodwill may be adjusted retrospectively to the acquisition date in future 2015 quarterly reporting periods. Statement of Financial Position items that are incomplete include the valuation of certain real estate, insurance and investment contract liabilities, contingent liabilities, if any,  identifiable intangible assets and related income taxes.

The following table summarizes the initial amounts assigned to the assets acquired, liabilities assumed and resulting goodwill as at the acquisition date.  The assigned value of the net tangible assets acquired was $2.2 billion. The initial value of intangible assets acquired after related taxes was $0.6 billion and the estimated goodwill amount was $1.2 billion.

Fair value recognized on acquisition
Assets acquired
Cash and short-term securities	$571
Invested assets	19,366
Reinsurance assets	788
Intangible assets	895
Other assets	829
Segregated funds net assets	31,838
Total identifiable assets	$54,287
Liabilities
Insurance contract liabilities	$13,723
Investment contract liabilities	4,449
Other liabilities	1,026
Subordinated debentures	425
Segregated funds net liabilities	31,838
Total identifiable liabilities	$51,461
Net identifiable assets acquired	$2,826
Purchase consideration	$4,000
Excess consideration paid over identifiable net assets acquired allocated to goodwill	$1,174

From the date of acquisition to March 31, 2015, Standard Life contributed a charge to net income of $10. The charge to net income includes integration and acquisition expenses of $29 post-tax and amortization of the provisional amount of intangible assets established of $4 post-tax.

Manulife Financial Corporation – First Quarter 2015

Note 4 Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at March 31, 2015	FVTPL(1)	AFS(2)	Other	Total carrying value	Total fair value
Cash and short-term securities(3)	$657	$10,249	$7,683	$18,589	$18,589
Debt securities(4)
Canadian government and agency	18,937	5,085	-	24,022	24,022
U.S. government and agency	16,814	11,989	-	28,803	28,803
Other government and agency	15,722	1,669	-	17,391	17,391
Corporate	80,945	4,802	-	85,747	85,747
Mortgage/asset-backed securities	3,438	357	-	3,795	3,795
Public equities	15,074	2,410	-	17,484	17,484
Mortgages	-	-	45,114	45,114	47,616
Private placements	-	-	26,352	26,352	29,227
Policy loans	-	-	8,697	8,697	8,697
Loans to bank clients	-	-	1,770	1,770	1,776
Real estate
Own use property	-	-	956	956	1,737
Investment property	-	-	11,435	11,435	11,435
Other invested assets
Other alternative long-duration assets(5)	7,630	88	6,874	14,592	14,606
Other	161	-	3,772	3,933	3,933
Total invested assets	$159,378	$36,649	$112,653	$308,680	$314,858

As at December 31, 2014
Cash and short-term securities(3)	$320	$14,505	$6,254	$21,079	$21,079
Debt securities(4)
Canadian government and agency	13,762	3,858	-	17,620	17,620
U.S. government and agency	15,225	9,611	-	24,836	24,836
Other government and agency	13,838	1,489	-	15,327	15,327
Corporate	68,828	4,437	-	73,265	73,265
Mortgage/asset-backed securities	3,047	351	-	3,398	3,398
Public equities	12,389	2,154	-	14,543	14,543
Mortgages	-	-	39,458	39,458	41,493
Private placements	-	-	23,284	23,284	25,418
Policy loans	-	-	7,876	7,876	7,876
Loans to bank clients	-	-	1,772	1,772	1,778
Real estate
Own use property	-	-	831	831	1,566
Investment property	-	-	9,270	9,270	9,270
Other invested assets
Other alternative long-duration assets(5)	6,942	73	6,144	13,159	13,194
Other	149	-	3,443	3,592	3,592
Total invested assets	$134,500	$36,478	$98,332	$269,310	$274,255

(1)
The FVTPL classification was elected for the securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance and investment contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance and investment contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Includes short-term securities with maturities of less than one year at acquisition amounting to $4,907 (December 31, 2014 – $6,502) cash equivalents with maturities of less than 90 days at acquisition amounting to $5,999 (December 31, 2014 – $8,322) and cash of $7,683 (December 31, 2014 - $6,254).

(4)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,147 and nil, respectively (December 31, 2014 – $1,218 and $109, respectively).

(5)
Other alternative long-duration assets include investments in private equity of $3,103, power and infrastructure of $4,338, direct holdings of oil and gas properties of $2,121, timber and agriculture sectors of $4,617 and various other invested assets of $413 (December 31, 2014 – $2,758,  $4,002,  $2,161, $3,949 and $289, respectively).

Manulife Financial Corporation – First Quarter 2015

(b)	Investment income

For the three months ended March 31,	2015	2014
Interest income	$2,485	$2,217
Dividend, rental and other income	319	380
Net recoveries (impairments and provisions)	(170)	6
Other	8	66
	$2,642	$2,669
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	$2,683	$3,029
Public equities	451	147
Mortgages	27	4
Private placements	(36)	(8)
Real estate	429	59
Other investments	230	111
Derivatives, including macro equity hedging program	1,559	1,914
	$5,343	$5,256
Total investment income	$7,985	$7,925

(c)	Mortgage securitization

The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), as well as through a HELOC securitization program. Benefits received from the transfers include interest spread between the asset and associated liability. Under IFRS, these transactions remain “on-balance sheet” and are accounted for as secured borrowings.

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows:

As at March 31, 2015	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities
HELOC securitization(1),(2)	$2,000	$10	$2,010	$1,999
CMB securitization	171	3	174	174
Total	$2,171	$13	$2,184	$2,173

As at December 31, 2014
HELOC securitization(1),(2)	$2,000	$10	$2,010	$1,999
CMB securitization	72	2	74	74
Total	$2,072	$12	$2,084	$2,073

(1)
Manulife Bank of Canada “The Bank”, a MFC subsidiary, securitizes a portion of its HELOC receivables through Platinum Trust, which funds the purchase of the co-ownership interests from the Bank by issuing term notes collateralized by the underlying pool of CMHC issued HELOCs to institutional investors.  The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)	The secured borrowing liabilities primarily comprise of Series 2010-1 and Series 2011-1 notes with floating rates and are expected to mature on December 15, 2015 and December 15, 2017, respectively.

As at March 31, 2015, fair value of the securitized assets and associated liabilities were $2,182 and $2,178, respectively (December 31, 2014 – $2,084 and $2,079 respectively).

Manulife Financial Corporation – First Quarter 2015

(d)	Fair value measurement

The following tables present fair value of the Company’s invested assets and segregated funds net assets, measured at fair value in the Consolidated Statements of Financial Position and categorized by hierarchy.

As at March 31, 2015	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$657	$-	$657	$-
AFS	10,249	-	10,249	-
Other	7,683	7,683	-	-
Debt securities(1)
FVTPL
Canadian government and agency	18,937	-	18,025	912
U.S. government and agency	16,814	-	15,909	905
Other government and agency	15,722	-	15,298	424
Corporate	80,945	-	77,540	3,405
Residential mortgage/asset-backed securities	160	-	18	142
Commercial mortgage/asset-backed securities	994	-	429	565
Other securitized assets	2,284	-	2,218	66
AFS
Canadian government and agency	5,085	-	3,768	1,317
U.S. government and agency	11,989	-	11,975	14
Other government and agency	1,669	-	1,619	50
Corporate	4,802	-	4,548	254
Residential mortgage/asset-backed securities	93	-	64	29
Commercial mortgage/asset-backed securities	106	-	16	90
Other securitized assets	158	-	144	14
Equities
FVTPL	15,074	15,067	7	-
AFS	2,410	2,408	-	2
Real estate - investment property(2)	11,435	-	-	11,435
Other invested assets(3)	11,794	-	-	11,794
Segregated funds net assets(4)	312,302	278,314	29,357	4,631
Total	$531,362	$303,472	$191,841	$36,049

Manulife Financial Corporation – First Quarter 2015

As at December 31, 2014	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$320	$-	$320	$-
AFS	14,505	-	14,505	-
Other	6,254	6,254	-	-
Debt securities(1)
FVTPL
Canadian government and agency	13,762	-	12,756	1,006
U.S. government and agency	15,225	-	14,417	808
Other government and agency	13,838	-	13,401	437
Corporate	68,828	-	65,678	3,150
Residential mortgage/asset-backed securities	146	-	13	133
Commercial mortgage/asset-backed securities	835	-	258	577
Other securitized assets	2,066	-	2,005	61
AFS
Canadian government and agency	3,858	-	2,974	884
U.S. government and agency	9,611	-	9,599	12
Other government and agency	1,489	-	1,435	54
Corporate	4,437	-	4,203	234
Residential mortgage/asset-backed securities	103	-	75	28
Commercial mortgage/asset-backed securities	98	-	15	83
Other securitized assets	150	-	137	13
Equities
FVTPL	12,389	12,381	6	2
AFS	2,154	2,154	-	-
Real estate - investment property(2)	9,270	-	-	9,270
Other invested assets(3)	10,759	-	-	10,759
Segregated funds net assets(4)	256,532	234,120	19,821	2,591
Total	$446,629	$254,909	$161,618	$30,102

(1)
The assets included in Level 3 consist primarily of debt securities with maturities greater than 30 years for which the Treasury yield curve is extrapolated and not observable, as well as debt securities where only unobservable single quoted broker prices are provided.

(2)
For investment property, the significant unobservable inputs are capitalization rate (ranging from 4.0% to 9.50% during the period and ranging from 4.0% to 10.25% for the year ended December 31, 2014) and terminal capitalization rate (ranging from 4.5% to 9.75% during the period and ranging from 4.9% to 9.25% during the year ended December 31, 2014). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)
Other invested assets measured at fair value are held primarily in power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 10.0% to 16.0% (for the year ended December 31, 2014 – ranged from 10.0% to 16.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.25% to 8.0% (for the year ended December 31, 2014 – ranged from 5.25% to 8.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and exports yards.

(4)	Segregated funds net assets are recorded at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in timberland properties value as described above.

Manulife Financial Corporation – First Quarter 2015

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following tables disclose the summarized fair value information categorized by the hierarchy, together with the related carrying values.

As at March 31, 2015	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$45,114	$47,616	$-	$-	$47,616
Private placements	26,352	29,227	-	22,566	6,661
Policy loans	8,697	8,697	-	8,697	-
Loans to bank clients	1,770	1,776	-	1,776	-
Real estate - own use property	956	1,737	-	-	1,737
Other invested assets(1)	6,731	6,745	-	-	6,745
Total invested assets disclosed at fair value	$89,620	$95,798	$-	$33,039	$62,759

As at December 31, 2014
Mortgages	$39,458	$41,493	$-	$-	$41,493
Private placements	23,284	25,418	-	20,813	4,605
Policy loans	7,876	7,876	-	7,876	-
Loans to bank clients	1,772	1,778	-	1,778	-
Real estate - own use property	831	1,566	-	-	1,566
Other invested assets(1)	5,992	6,027	-	-	6,027
Total invested assets disclosed at fair value	$79,213	$84,158	$-	$30,467	$53,691

(1)
Other invested assets disclosed at fair value include $3,205 (December 31, 2014 - $2,925) of leveraged leases which are shown at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2 invested assets
The Company’s policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three months ended March 31, 2015 and 2014, the Company had no transfers from Level 1 to Level 2. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had nil transfers from Level 2 to Level 1 during the three months ended March 31, 2015 and 2014.

For segregated funds net assets, the Company had no transfers from Level 1 to Level 2 for the three months ended March 31, 2015 and 2014. The Company had no transfers from Level 2 to Level 1 for the three months ended March 31, 2015 and 2014.

Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of invested assets as Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation – First Quarter 2015

The following tables present a roll forward for all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2015 and 2014:

		Net realized / unrealized gains (losses) included in:						Transfers
	Balance as at January 1, 2015	Net income(1)	OCI(2)	Purchases	Issuances	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement(4)	Balance as at March 31, 2015	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,006	$71	$-	$97	$-	$(169)	$-	$-	$(97)	$4	$912	$56
U.S. government & agency	808	19	-	-	-	-	-	-	-	78	905	20
Other government & agency	437	5	-	6	-	(32)	(7)	-	(6)	21	424	5
Corporate	3,150	88	-	89	-	(8)	(8)	53	(127)	168	3,405	99
Residential mortgage/asset-backed securities	133	2	-	-	-	-	(6)	-	-	13	142	3
Commercial mortgage/asset-backed securities	577	7	-	-	-	-	(40)	-	(31)	52	565	7
Other securitized assets	61	1	-	-	-	-	(2)	-	-	6	66	1
	$6,172	$193	$-	$192	$-	$(209)	$(63)	$53	$(261)	$342	$6,419	$191
AFS
Canadian government & agency	$884	$13	$55	$365	$-	$-	$-	$-	$-	$-	$1,317	$-
U.S. government & agency	12	-	-	-	-	-	-	-	-	2	14	-
Other government & agency	54	-	1	1	-	(5)	(1)	-	(1)	1	50	-
Corporate	234	1	3	2	-	(7)	(4)	16	-	9	254	-
Residential mortgage/asset-backed securities	28	1	-	-	-	-	(2)	-	-	2	29	-
Commercial mortgage/asset-backed securities	83	-	3	-	-	-	(3)	-	-	7	90	-
Other securitized assets	13	-	-	-	-	-	-	-	-	1	14	-
	$1,308	$15	$62	$368	$-	$(12)	$(10)	$16	$(1)	$22	$1,768	$-
Equities
FVTPL	$2	$(1)	$-	$-	$-	$-	$-	$-	$-	$(1)	$-	$(1)
AFS	-	-	-	2	-	-	-	-	-	-	2	-
	$2	$(1)	$-	$2	$-	$-	$-	$-	$-	$(1)	$2	$(1)
Real estate - investment property	$9,270	$437	$-	$1,169	$-	$-	$-	$-	$-	$559	$11,435	$437
Other invested assets	10,759	82	3	534	-	(211)	(183)	-	-	810	11,794	(17)
	$20,029	$519	$3	$1,703	$-	$(211)	$(183)	$-	$-	$1,369	$23,229	$420
Segregated funds net assets	$2,591	$21	$-	$151	$(48)	$(144)	$(3)	$-	$-	$240	$2,808	$21
	$30,102	$747	$65	$2,416	$(48)	$(576)	$(259)	$69	$(262)	$1,972	$34,226	$631

Manulife Financial Corporation – First Quarter 2015

		Net realized / unrealized gains (losses) included in:					Transfers
	Balance as at January 1, 2014	Net income(1)	OCI(2)	Purchases	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement(4)	Balance as at March 31, 2014	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$824	$44	$-	$64	$(67)	$-	$-	$(18)	$-	$847	$41
U.S. government & agency	578	47	-	-	-	-	-	-	24	649	47
Other government & agency	320	38	-	11	(7)	-	-	(22)	14	354	38
Corporate	3,061	77	-	137	(39)	(25)	-	(48)	83	3,246	60
Residential mortgage/ asset-backed securities	147	1	-	-	-	(7)	-	-	6	147	-
Commercial mortgage/ asset-backed securities	353	7	-	85	-	(3)	-	(1)	13	454	7
Other securitized assets	77	2	-	-	-	(6)	-	(1)	3	75	2
	$5,360	$216	$-	$297	$(113)	$(41)	$-	$(90)	$143	$5,772	$195
AFS
Canadian government & agency	$538	$1	$28	$150	$(50)	$-	$-	$(11)	$-	$656	$-
U.S. government & agency	5	-	-	-	-	-	-	-	-	5	-
Other government & agency	60	-	1	1	(3)	-	-	(1)	4	62	-
Corporate	228	-	4	3	-	(5)	-	(15)	4	219	-
Residential mortgage/ asset-backed securities	31	1	-	-	-	(2)	-	-	1	31	-
Commercial mortgage/ asset-backed securities	58	(1)	3	-	-	-	-	(1)	3	62	-
Other securitized assets	31	-	1	-	-	(8)	-	(1)	1	24	-
	$951	$1	$37	$154	$(53)	$(15)	$-	$(29)	$13	$1,059	$-
Equities
FVTPL	$-	$(1)	$-	$-	$-	$-	$1	$-	$-	$-	$(1)
	$-	$(1)	$-	$-	$-	$-	$1	$-	$-	$-	$(1)
Real estate - investment property	$8,904	$59	$-	$181	$(551)	$-	$-	$-	$233	$8,826	$48
Other invested assets	8,508	73	2	996	(68)	(165)	-	-	288	9,634	55
	$17,412	$132	$2	$1,177	$(619)	$(165)	$-	$-	$521	$18,460	$103
Segregated funds net assets	$2,361	$(23)	$-	$27	(29)	$-	$56	$-	$92	$2,484	$16
	$26,084	$325	$39	$1,655	$(814)	$(221)	$57	$(119)	$769	$27,775	$313

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of period.
(4)	Currency movement is recognized in OCI for AFS equities, and in net income for other asset classes shown.

The transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation – First Quarter 2015

Note 5 Derivative and Hedging Instruments

(a)	Fair value of derivatives

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships are summarized in the following table.

		March 31, 2015			December 31, 2014
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$3,658	$11	$987	$4,350	$12	$918
	Foreign currency swaps	87	-	9	80	-	15
Cash flow hedges	Foreign currency swaps	811	-	418	827	-	284
	Forward contracts	435	-	22	114	-	4
	Equity contracts	171	6	1	95	9	-
Total derivatives in qualifying hedge accounting relationships		$5,162	$17	$1,437	$5,466	$21	$1,221
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	$269,400	$24,232	$13,341	$234,690	$17,354	$9,134
	Interest rate futures	6,880	-	1	6,111	-	-
	Interest rate options	5,248	191	-	3,900	108	-
	Foreign currency swaps	7,283	248	1,321	6,786	141	887
	Currency rate futures	4,490	-	-	4,277	-	-
	Forward contracts	9,597	1,320	62	8,319	1,096	33
	Equity contracts	11,474	587	10	10,317	586	8
	Credit default swaps	579	11	-	477	9	-
	Equity futures	15,127	-	1	14,070	-	-
Total derivatives not designated in qualifying hedge accounting relationships		$330,078	$26,589	$14,736	$288,947	$19,294	$10,062
Total derivatives		$335,240	$26,606	$16,173	$294,413	$19,315	$11,283

The fair value of derivative instruments is summarized by term to maturity in the following table.  Fair values shown do not incorporate the impact of master netting agreements (refer to note 7).

	Remaining term to maturity
As at March 31, 2015	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$ 551	$ 1,169	$ 758	$ 24,128	$ 26,606
Derivative liabilities	118	420	639	14,996	16,173

As at December 31, 2014
Derivative assets	$ 657	$ 895	$ 596	$ 17,167	$ 19,315
Derivative liabilities	99	302	413	10,469	11,283

Manulife Financial Corporation – First Quarter 2015

The following tables present fair value of derivative contracts categorized by hierarchy.

As at March 31, 2015	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$25,746	$-	$24,467	$1,279
Foreign exchange contracts	256	-	256	-
Equity contracts	593	-	105	488
Credit default swaps	11	-	11	-
Total derivative assets	$26,606	$-	$24,839	$1,767
Derivative liabilities
Interest rate contracts	$14,352	$1	$13,843	$508
Foreign exchange contracts	1,809	-	1,807	2
Equity contracts	12	1	1	10
Total derivative liabilities	$16,173	$2	$15,651	$520

As at December 31, 2014
Derivative assets
Interest rate contracts	$18,564	$-	$17,553	$1,011
Foreign exchange contracts	147	-	144	3
Equity contracts	595	-	84	511
Credit default swaps	9	-	9	-
Total derivative assets	$19,315	$-	$17,790	$1,525
Derivative liabilities
Interest rate contracts	$10,057	$-	$9,652	$405
Foreign exchange contracts	1,218	-	1,211	7
Equity contracts	8	-	-	8
Total derivative liabilities	$11,283	$-	$10,863	$420

The following table presents a roll forward for net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

For the three months ended March 31,	2015	2014
Balance as at January 1,	$1,105	$(147)
Net realized / unrealized gains (losses) included in:
Net income(1)	203	225
OCI(2)	(8)	(21)
Purchases	37	13
Sales	7	(8)
Transfers
Into Level 3(3)	-	(57)
Out of Level 3(3)	(183)	377
Currency movement	86	17
Balance as at March 31	$1,247	$399
Change in unrealized gains (losses) on instruments still held	$249	$186

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)
For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period). Transfers out of Level 3 occur when the inputs used to price the assets and liabilities become available from observable market data.

(b)	Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in investment income. These investment gains (losses) are shown in the following tables.

Manulife Financial Corporation – First Quarter 2015

Derivatives in qualifying fair value hedging relationships

For the three months ended March 31, 2015	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(221)	$213	$(8)
	Fixed rate liabilities	1	(1)	-
Foreign currency swaps	Fixed rate assets	6	2	8
Total		$(214)	$214	$-

For the three months ended March 31, 2014
Interest rate swaps	Fixed rate assets	$(303)	$274	$(29)
	Fixed rate liabilities	(2)	2	-
Foreign currency swaps	Fixed rate assets	1	2	3
Total		$(304)	$278	$(26)

(c)	Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions.  The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation indexed liabilities.

The effects of derivatives in qualifying cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following table.

Derivatives in qualifying cash flow hedging relationships

For the three months ended March 31, 2015	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(5)	$(4)	$-
Foreign currency swaps	Fixed rate assets	1	(1)	-
	Floating rate liabilities	(75)	-	-
Forward contracts	Forecasted expenses	(18)	-	-
Equity contracts	Stock-based compensation	(8)	-	-
Total		$(105)	$(5)	$-

For the three months ended March 31, 2014
Interest rate swaps	Forecasted liabilities	$(4)	$(4)	$-
Foreign currency swaps	Fixed rate assets	(2)	-	-
	Floating rate liabilities	(52)	-	-
Forward contracts	Forecasted expenses	(5)	-	-
Equity contracts	Stock-based compensation	(21)	-	-
Total		$(84)	$(4)	$-

The Company anticipates that net losses of approximately $42 will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 22 years.

(d)	Hedges of net investments in foreign operations

The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in foreign operations.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following tables.

Manulife Financial Corporation – First Quarter 2015

Hedging instruments in net investment hedging relationships

For the three months ended March 31, 2015	Gains (losses) deferred inAOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Non-functional currency denominated debt	$(119)	$-	$-
Total	$(119)	$-	$-

For the three months ended March 31, 2014
Non-functional currency denominated debt	$(46)	$-	$-
Total	$(46)	$-	$-

(e)	Derivatives not designated in qualifying hedge accounting relationships

Derivatives used in portfolios supporting insurance contract liabilities are generally not designated in qualifying hedge accounting relationships because the change in the value of the insurance contract liabilities economically hedged by these derivatives is also recorded through net income. Given the changes in fair value of these derivatives and related hedged risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective. Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

The effects of derivatives not designated in qualifying hedge accounting relationships on the Consolidated Statements of Income are shown in the following table.

Derivatives not designated in qualifying hedge accounting relationships

For the three months ended March 31,	2015	2014
Investment income (loss)
Interest rate swaps	$2,039	$1,925
Interest rate futures	(112)	(69)
Interest rate options	42	12
Foreign currency swaps	(326)	(134)
Currency rate futures	58	(23)
Forward contracts	346	431
Equity futures	(537)	(236)
Equity contracts	(47)	(24)
Total	$1,463	$1,882

Note 6 Insurance and investment contract liabilities

(a)	Insurance and investment contracts

The Company monitors experience and reviews the assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities.

For the three months ended March 31, 2015, the impact of changes in assumptions and model enhancements resulted in an increase in net insurance contract liabilities. The impact on shareholders’ pre-tax income was decrease of $41 (2014 – decrease of $57).

(b)	Investment contracts – Fair value measurement

As at March 31, 2015, fair value of the investment contract liabilities measured at fair value was $728 (December 31, 2014 – $680). Carrying value and fair value of the investment contract liabilities measured at amortized cost were $6,043 and $6,341, respectively (December 31, 2014 – $1,964 and $2,130, respectively).  The Standard Life acquisition contributed $4,449 of the increase (refer to note 3).

(c)	Gross claims and benefits

The following table presents a breakdown of gross claims and benefits for the three months ended March 31, 2015 and  2014.

For the three months ended March 31,	2015	2014
Death, disability and other claims	$3,322	$2,708
Maturity and surrender benefits	1,577	1,405
Annuity payments	1,010	862
Policyholder dividends and experience rating refunds	329	214
Net transfers from segregated funds	(189)	(79)
Total	$6,049	$5,110

Manulife Financial Corporation – First Quarter 2015

Note 7 Risk Management

The Company’s risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company’s 2014 Annual Consolidated Financial Statements as well as the shaded tables and text under the “Risk Management and Risk Factors” section of the Management Discussion and Analysis (“MD&A”) in the 2014 Annual Report.

(a)	Risk disclosures included in first quarter’s MD&A

Market risk sensitivities related to variable annuity and segregated fund guarantees, publically traded equity performance risk and interest rate and spread risk are disclosed in sections D2 to D5 of the First Quarter 2015 Management Discussion and Analysis.  These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting”, and are an integral part of these Interim Consolidated Financial Statements.

(b)	Credit risk

(i)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.

As at March 31, 2015	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$126	$1,172	$4,095	$2,523	$15	$4	$7,935
Office	84	863	3,602	3,662	364	214	8,789
Multi-family residential	1,227	721	1,316	1,144	-	-	4,408
Industrial	34	284	1,102	1,416	28	21	2,885
Other	508	231	626	976	-	-	2,341
Total commercial mortgages	$1,979	$3,271	$10,741	$9,721	$407	$239	$26,358
Agricultural mortgages	$-	$207	$252	$560	$129	$-	$1,148
Private placements	1,034	3,515	8,950	10,934	1,182	737	26,352
Total	$3,013	$6,993	$19,943	$21,215	$1,718	$976	$53,858

As at December 31, 2014
Commercial mortgages
Retail	$130	$815	$3,354	$2,050	$6	$4	$6,359
Office	83	706	2,644	2,460	149	118	6,160
Multi-family residential	1,189	657	1,087	930	-	-	3,863
Industrial	38	267	693	1,080	27	22	2,127
Other	515	221	586	899	-	-	2,221
Total commercial mortgages	$1,955	$2,666	$8,364	$7,419	$182	$144	$20,730
Agricultural mortgages	$-	$189	$238	$522	$160	$-	$1,109
Private placements	985	3,195	6,565	10,244	1,269	1,026	23,284
Total	$2,940	$6,050	$15,167	$18,185	$1,611	$1,170	$45,123

The credit quality of residential mortgages and loans to bank clients is assessed at least annually using the key credit quality indicator of whether the loan is performing or non-performing.

The following table summarizes the carrying value of residential mortgages and loans to bank clients.

As at	March 31, 2015			December 31, 2014
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$8,584	$9,004	$17,588	$8,577	$9,024	$17,601
Non-performing(1)	9	11	20	5	13	18
Loans to bank clients
Performing	n/a	1,768	1,768	n/a	1,771	1,771
Non-performing(1)	n/a	2	2	n/a	1	1
Total	$8,593	$10,785	$19,378	$8,582	$10,809	$19,391

(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

Manulife Financial Corporation – First Quarter 2015

(ii)	Past due or credit impaired financial assets
The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at March 31, 2015	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$32	$-	$32	$69	$-
AFS	1	6	7	9	-
Private placements	547	-	547	131	85
Mortgages and loans to bank clients	62	17	79	50	33
Other financial assets	29	24	53	1	-
Total	$671	$47	$718	$260	$118

As at December 31, 2014
Debt securities
FVTPL	$7	$-	$7	$48	$-
AFS	-	6	6	10	-
Private placements	88	5	93	117	72
Mortgages and loans to bank clients	53	25	78	48	37
Other financial assets	35	18	53	1	-
Total	$183	$54	$237	$224	$109

(c)	Securities lending, repurchase and reverse repurchase transactions

As at March 31, 2015, the Company had loaned securities (which are included in invested assets), with a market value of $857 (December 31, 2014 – $1,004). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at March 31, 2015, the Company had engaged in reverse repurchase transactions of $200 (December 31, 2014 – $1,183) which are recorded as short-term receivables.  There were outstanding repurchase agreements of $481 as at March 31, 2015 (December 31, 2014 – $481) which are recorded as payables.

(d)	Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash debt securities investing.  The Company will not write CDS protection in excess of its government bond holdings.

The following tables provide details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at March 31, 2015	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$44	$1	2
AA	121	2	2
A	340	7	3
BBB	74	1	5
Total single name CDSs	$579	$11	3
Total CDS protection sold	$579	$11	3

As at December 31, 2014
Single name CDSs(1)
Corporate debt
AAA	$41	$1	2
AA	110	2	2
A	263	5	3
BBB	63	1	5
Total single name CDSs	$477	$9	3
Total CDS protection sold	$477	$9	3

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.
(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.

The Company holds no purchased credit protection as at March 31, 2015 and December 31, 2014.

Manulife Financial Corporation – First Quarter 2015

(d)	Derivatives

The Company’s point-in-time exposure to losses related to the credit risk of the derivative transactions counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with counterparties rated A- or higher. As at March 31, 2015, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 17 per cent (December 31, 2014 – 15 per cent). As at March 31, 2015, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $4,453 (December 31, 2014 – $3,436). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil  (December 31, 2014 – $5).

(f)	Offsetting financial assets and financial liabilities

Certain derivatives, securities lending and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.  In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the assets the Company holds as collateral to offset against obligations to the same counterparty.

The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at March 31, 2015	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$27,502	$(13,822)	$(13,642)	$38	$38
Securities lending	857	-	(857)	-	-
Reverse repurchase agreements	200	(62)	(138)	-	-
Total financial assets	$28,559	$(13,884)	$(14,637)	$38	$38
Financial liabilities
Derivative liabilities	$(17,103)	$13,822	$2,957	$(324)	$(41)
Repurchase agreements	(481)	63	418	-	-
Total financial liabilities	$(17,584)	$13,885	$3,375	$(324)	$(41)

As at December 31, 2014
Financial assets
Derivative assets	$20,126	$(9,688)	$(10,161)	$277	$277
Securities lending	1,004	-	(1,004)	-	-
Reverse repurchase agreements	1,183	(481)	(702)	-	-
Total financial assets	$22,313	$(10,169)	$(11,867)	$277	$277
Financial liabilities
Derivative liabilities	$(11,996)	$9,688	$2,044	$(264)	$(34)
Repurchase agreements	(481)	481	-	-	-
Total financial liabilities	$(12,477)	$10,169	$2,044	$(264)	$(34)

(1)	Financial assets and liabilities in the table above include accrued interest of $902 and $930, respectively (December 31, 2014 – $814 and $713, respectively).

(2)
Financial and cash collateral excludes over-collateralization. As at March 31, 2015 the Company was over-collateralized on derivative assets, derivative liabilities, securities lending and reverse repurchase agreements, and repurchase agreements in the amounts of $612, $362, $47 and nil, respectively (December 31, 2014 – $239, $280, $55 and nil, respectively). As at March 31, 2015, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)
The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered into with these trusts.

Manulife Financial Corporation – First Quarter 2015

Note 8 Long-Term Debt

(a)	The following obligations are included in long-term debt

			March 31,	December 31,
As at	Maturity date	Par value	2015	2014
4.90% Senior notes	September 17, 2020	US$ 500	$631	$577
7.768% Medium-term notes	April 8, 2019	$600	599	599
5.505% Medium-term notes	June 26, 2018	$400	399	399
Promissory note to Manulife Finance (Delaware), L.P. ("MFLP")	December 15, 2016	$150	150	150
3.40% Senior notes	September 17, 2015	US$ 600	760	695
4.079% Medium-term notes	August 20, 2015	$900	900	900
5.161% Medium-term notes	June 26, 2015	$550	550	550
Other notes payable	n/a	n/a	15	15
Total			$4,004	$3,885

(b)	Fair value measurement

Fair value of long-term debt is determined using quoted market prices where available (Level 1).  When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2015, fair value of long-term debt was $4,301 (December 31, 2014 - $4,162). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2014 – Level 2).

Note 9 Liabilities for Preferred Shares and Capital Instruments

(a)	Carrying value of liabilities for preferred shares and capital instruments

				March 31,	December 31,
As at	Issuance date	Maturity date	Par value	2015	2014
Senior debenture notes - 7.535% fixed/floating	July 10, 2009	December 31, 2108	$1,000	$1,000	$1,000
Subordinated note - floating	December 14, 2006	December 15, 2036	$650	646	647
Subordinated debentures - 2.10% fixed/floating(1)	March 10, 2015	June 1, 2025	$750	746	-
Subordinated debentures - 2.64% fixed/floating	December 1, 2014	January 15, 2025	$500	498	498
Subordinated debentures - 2.811% fixed/floating	February 21, 2014	February 21, 2024	$500	498	498
Surplus notes - 7.375% U.S. dollar	February 25, 1994	February 15, 2024	US$ 450	596	545
Subordinated debentures - 2.926% fixed/floating	November 29, 2013	November 29, 2023	$250	249	249
Subordinated debentures - 2.819% fixed/floating	February 25, 2013	February 26, 2023	$200	200	199
Subordinated debentures – 3.938% fixed/floating(2)	September 21, 2012	September 21, 2022	$400	424	-
Subordinated debentures - 4.165% fixed/floating	February 17, 2012	June 1, 2022	$500	498	498
Subordinated note - floating	December 14, 2006	December 15, 2021	$400	399	399
Subordinated debentures - 4.21% fixed/floating	November 18, 2011	November 18, 2021	$550	549	549
Preferred shares - Class A Shares, Series 1(3)	June 19, 2003	n/a	$350	344	344
Total				$6,647	$5,426

(1)
Issued by MLI, interest is payable semi-annually. After June 1, 2020 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.72% and is payable quarterly.  With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after June 1, 2020, at par, together with accrued and unpaid interest.

(2)
Issued by the Standard Life Assurance Company of Canada, acquired by MLI on January 30, 2015 (refer to note 3), interest is payable semi-annually. After September 21, 2017 the interest rate is the 90-day Bankers’ Acceptance rate plus 2.10% and is payable quarterly.  With regulatory approval, Standard Life Assurance Company of Canada may redeem the debentures, in whole or in part, on or after September 21, 2017, at par, together with accrued and unpaid interest.

(3)
Issued by MFC, the Class A Shares, Series 1 Preferred Shares are redeemable, on or after June 19, 2015 at par. Effective December 19, 2015 (and each quarter thereafter) these preferred shares are convertible into MFC common shares, at the option of the holder, as determined by a prescribed formula.

(b)	Fair value measurement

Fair value of preferred shares and capital instruments is determined using quoted market prices were available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Manulife Financial Corporation – First Quarter 2015

The following table discloses fair value information categorized by hierarchy. These amounts are measured at amortized cost in the Consolidated Statements of Financial Position.

	March 31,	December 31,
As at	2015	2014
Valuation hierarchy:
Level 1	$354	$355
Level 2	6,689	5,390
Total fair value	$7,043	$5,745

Note 10 Share Capital and Earnings Per Share

(a)	Preferred shares

The changes in issued and outstanding preferred shares are as follows.

	2015		2014
For the period ended March 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	110	$2,693	110	$2,693
Issued, Class 1 shares, Series 15	-	-	8	200
Issuance costs, net of tax	-	-	-	(5)
Balance, March 31	110	$2,693	118	$2,888

Further information on the preferred shares outstanding is as follows.
As at March 31, 2015	Issue date	Annual dividend rate	Earliest redemption date(1)	Number of shares (in millions)	Face amount	Net amount(2)
Class A preferred shares
Series 2	February 18, 2005	4.65%	March 19, 2010	14	$350	$344
Series 3	January 3, 2006	4.50%	March 19, 2011	12	300	294
Class 1 preferred shares
Series 3	March 11, 2011	4.20%	June 19, 2016	8	200	196
Series 5	December 6, 2011	4.40%	December 19, 2016	8	200	195
Series 7	February 22, 2012	4.60%	March 19, 2017	10	250	244
Series 9	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19	December 3, 2014	3.80%	March 19, 2020	10	250	246
Total				110	$2,750	$2,693

(1)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2 and Series 3 preferred shares. MFC may redeem each series in whole or in part at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares in whole or in part at par at any time, subject to regulatory approval, as noted.

(2)	Net of after-tax issuance costs.

(b)	Common shares

As at March 31, 2015, there were 33 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2014 – 31 million).

For the	three months ended	year ended
Number of common shares (in millions)	March 31, 2015	December 31, 2014
Balance, beginning of period	1,864	1,848
Issued on exercise of stock options and deferred share units	-	3
Issued under dividend reinvestment and share purchase plans	-	13
Issued in exchange for subscription receipts (note 3)	106	-
Balance, end of period	1,970	1,864

Manulife Financial Corporation – First Quarter 2015

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

For the three months ended March 31,	2015	2014
Weighted average number of common shares (in millions)	1,936	1,849
Dilutive stock-based awards(1) (in millions)	6	7
Dilutive convertible instruments(2) (in millions)	17	18
Weighted average number of diluted common shares (in millions)	1,959	1,874

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)	The holders of the convertible preferred shares have the right to redeem these instruments for MFC shares prior to the conversion date.

(c)	Earnings per share

The following table presents basic and diluted earnings per common share of the Company.

For the three months ended March 31,	2015	2014
Basic earnings per common share	$0.36	$0.42
Diluted earnings per common share	0.36	0.42

Note 11 Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents.  Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended March 31,	2015	2014	2015	2014
Defined benefit current service cost	$11	$9	$-	$1
Defined benefit administrative expenses	1	1	-	-
Service cost	$12	$10	$-	$1
Interest on net defined benefit (asset) liability	6	6	1	1
Defined benefit cost	$18	$16	$1	$2
Defined contribution cost	19	18	-	-
Net benefit cost	$37	$34	$1	$2

Note 12 Commitments and Contingencies

(a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date.  The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.  Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Guarantees

(i)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.

(ii)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $550 issued on November 18, 2011; $500 issued on February 17, 2012; $200 issued on February 25, 2013; $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; and $750 issued on March 10, 2015.

Manulife Financial Corporation – First Quarter 2015

The following table sets forth certain condensed consolidating financial information for MFC and MFLP.
For the three months ended March 31, 2015	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts(1)
Total revenue	$21	$30	$15,574	$1,048	$(859)	$15,814
Net income (loss) attributed to shareholders	723	10	718	37	(765)	723

For the three months ended March 31, 2014
Total revenue	$65	$21	$13,874	$1,282	$(1,058)	$14,184
Net income (loss) attributed to shareholders	818	4	771	33	(808)	818

As at March 31, 2015	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts(1)
Invested assets	$51	$2	$303,091	$5,538	$(2)	$308,680
Total other assets	53,808	1,682	84,587	34,934	(106,327)	68,684
Segregated funds net assets	-	-	312,302	-	-	312,302
Insurance contract liabilities	-	-	266,761	17,464	(16,702)	267,523
Investment contract liabilities	-	-	6,770	-	-	6,770
Segregated funds net liabilities	-	-	312,302	-	-	312,302
Total other liabilities	15,059	1,493	71,353	21,799	(46,068)	63,636

As at December 31, 2014
Invested assets	$2,260	$2	$262,406	$4,644	$(2)	$269,310
Total other assets	37,825	1,598	67,422	13,338	(66,619)	53,564
Segregated funds net assets	-	-	256,532	-	-	256,532
Insurance contract liabilities	-	-	229,087	15,526	(15,100)	229,513
Investment contract liabilities	-	-	2,644	-	-	2,644
Segregated funds net liabilities	-	-	256,532	-	-	256,532
Total other liabilities	6,780	1,419	61,009	1,393	(13,810)	56,791

(1)	Since MFLP is not consolidated into the results of MFC consolidated, the results of MFLP have been eliminated in the consolidating adjustments column.

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.)
Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) are outlined in note 15.

Note 13 Segmented Information

The Company’s reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenue from the Company’s divisions are derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is comprised of the Investment Division’s external asset management business; earnings on assets backing capital, net of amounts allocated to operating divisions; changes in actuarial methods and assumptions; the property and casualty and run-off reinsurance operations; and other non-operating items.

Manulife Financial Corporation – First Quarter 2015

By segment
As at and for the three months ended	Asia	Canadian	U.S.	Corporate
March 31, 2015	Division	Division(1)	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,922	$987	$1,661	$19	$4,589
Annuities and pensions	473	125	216	-	814
Net premium income	$2,395	$1,112	$1,877	$19	$5,403
Net investment income (loss)	697	2,747	4,620	(79)	7,985
Other revenue	321	833	1,237	35	2,426
Total revenue	$3,413	$4,692	$7,734	$(25)	$15,814
Contract benefits and expenses
Life and health insurance	$1,920	$1,576	$4,050	$53	$7,599
Annuities and pensions	407	1,812	1,779	-	3,998
Net benefits and claims	$2,327	$3,388	$5,829	$53	$11,597
Interest expense	28	152	15	121	316
Other expenses	696	992	1,206	163	3,057
Total contract benefits and expenses	$3,051	$4,532	$7,050	$337	$14,970
Income (loss) before income taxes	$362	$160	$684	$(362)	$844
Income tax recovery (expense)	(24)	(75)	(202)	185	(116)
Net income (loss)	$338	$85	$482	$(177)	$728
Less net income (loss) attributed to:
Non-controlling interests	23	-	-	-	23
Participating policyholders	16	(34)	-	-	(18)
Net income (loss) attributed to shareholders	$299	$119	$482	$(177)	$723
Total assets	$73,772	$207,105	$369,255	$39,534	$689,666

(1)
The Company completed the acquisition of the Canadian-based operations of Standard Life plc on January 30, 2015, and the results of Standard Life have been included in the Canadian Division and certain acquisition costs have been included in Corporate and Other. Refer to note 3.

By segment
As at and for the three months ended	Asia	Canadian	U.S.	Corporate
March 31, 2014	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,567	$798	$1,311	$20	$3,696
Annuities and pensions	139	143	158	-	440
Net premium income	$1,706	$941	$1,469	$20	$4,136
Net investment income (loss)	594	2,276	5,120	(65)	7,925
Other revenue	351	573	1,123	76	2,123
Total revenue	$2,651	$3,790	$7,712	$31	$14,184
Contract benefits and expenses
Life and health insurance	$1,492	$1,631	$4,517	$76	$7,716
Annuities and pensions	328	757	1,592	-	2,677
Net benefits and claims	$1,820	$2,388	$6,109	$76	$10,393
Interest expense	22	134	14	124	294
Other expenses	529	821	1,072	138	2,560
Total contract benefits and expenses	$2,371	$3,343	$7,195	$338	$13,247
Income (loss) before income taxes	$280	$447	$517	$(307)	$937
Income tax recovery (expense)	(25)	(97)	(114)	103	(133)
Net income (loss)	$255	$350	$403	$(204)	$804
Less net income (loss) attributed to:
Non-controlling interests	12	-	-	-	12
Participating policyholders	1	(27)	-	-	(26)
Net income (loss) attributed to shareholders	$242	$377	$403	$(204)	$818
Total assets	$65,403	$141,499	$308,296	$23,675	$538,873

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

Manulife Financial Corporation – First Quarter 2015

By geographic location
For the three months ended
March 31, 2015	Asia	Canada(1)	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$1,939	$894	$1,661	$117	$4,611
Annuities and pensions	473	103	216	-	792
Net premium income	$2,412	$997	$1,877	$117	$5,403
Net investment income	711	2,821	4,427	26	7,985
Other revenue	317	755	1,354	-	2,426
Total revenue	$3,440	$4,573	$7,658	$143	$15,814
For the three months ended
March 31, 2014
Revenue
Premium income
Life and health insurance	$1,583	$676	$1,312	$125	$3,696
Annuities and pensions	139	143	158	-	440
Net premium income	$1,722	$819	$1,470	$125	$4,136
Net investment income	634	2,320	4,961	10	7,925
Other revenue	364	554	1,197	8	2,123
Total revenue	$2,720	$3,693	$7,628	$143	$14,184

(1)
The Company completed the acquisition of the Canadian-based operations of Standard Life plc on January 30, 2015, and the results of Standard Life have been included in the Canadian Division from January 31, 2015 to March 31, 2015L

Note 14 Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments.

The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”). The carrying value and change in segregated funds net assets are as follows.

Segregated funds net assets

As at	March 31, 2015	December 31, 2014
Investments at market value
Cash and short-term securities	$2,835	$2,790
Debt securities	14,982	7,246
Equities	13,067	7,386
Mutual funds	277,814	236,880
Other investments	4,586	2,695
Accrued investment income	204	127
Other liabilities, net	(634)	(390)
Total segregated funds net assets	$312,854	$256,734
Composition of segregated funds net assets
Held by policyholders	$312,302	$256,532
Held by the Company	552	202
Total segregated funds net assets	$312,854	$256,734

Manulife Financial Corporation – First Quarter 2015

Changes in segregated funds net assets

For the three months ended March 31,	2015	2014
Net policyholder cash flow
Deposits from policyholders	$8,354	$6,776
Net transfers to general fund	(137)	(79)
Payments to policyholders	(10,361)	(8,916)
	$(2,144)	$(2,219)
Investment related
Interest and dividends	$745	$497
Net realized and unrealized investment gains	8,099	4,639
	$8,844	$5,136
Other
Management and administration fees	$(1,191)	$(1,095)
Acquired through Standard Life (note 3)	32,171	-
Impact of changes in foreign exchange rates	18,440	8,044
	$49,420	$6,949
Net additions	$56,120	$9,866
Segregated funds net assets, beginning of period	256,734	240,046
Segregated funds net assets, end of period	$312,854	$249,912

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantee liabilities are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management and Risk Factors” section of the Company’s First Quarter 2015 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation – First Quarter 2015

Note 15 Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA.  For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 to the Company’s 2014 Annual Consolidated Financial Statements.

Condensed Consolidating Statement of Financial Position
As at March 31, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$51	$115,459	$193,533	$(363)	$308,680
Investments in unconsolidated subsidiaries	43,389	6,179	26,675	(76,243)	-
Reinsurance assets	-	38,335	7,373	(24,282)	21,426
Other assets	10,419	34,403	49,553	(47,117)	47,258
Segregated funds net assets	-	177,419	136,472	(1,589)	312,302
Total assets	$53,859	$371,795	$413,606	$(149,594)	$689,666
Liabilities and equity
Insurance contract liabilities	$-	$142,584	$150,011	$(25,072)	$267,523
Investment contract liabilities and deposits	-	1,243	5,532	(5)	6,770
Other liabilities	10,876	32,592	55,198	(45,681)	52,985
Long-term debt	3,839	-	269	(104)	4,004
Liabilities for preferred shares and capital instruments	344	1,282	15,834	(10,813)	6,647
Segregated funds net liabilities	-	177,419	136,472	(1,589)	312,302
Shareholders' equity	38,800	16,675	49,656	(66,331)	38,800
Participating policyholders' equity	-	-	139	-	139
Non-controlling interests	-	-	495	1	496
Total liabilities and equity	$53,859	$371,795	$413,606	$(149,594)	$689,666

Condensed Consolidating Statement of Financial Position
As at December 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$2,260	$104,295	$163,115	$(360)	$269,310
Investments in unconsolidated subsidiaries	37,545	5,570	15,013	(58,128)	-
Reinsurance assets	-	34,001	6,062	(21,538)	18,525
Other assets	280	28,251	31,062	(24,554)	35,039
Segregated funds net assets	-	160,789	97,204	(1,461)	256,532
Total assets	$40,085	$332,906	$312,456	$(106,041)	$579,406
Liabilities and equity
Insurance contract liabilities	$-	$127,358	$124,406	$(22,251)	$229,513
Investment contract liabilities and deposits	-	1,494	1,155	(5)	2,644
Other liabilities	495	27,080	40,950	(23,265)	45,260
Long-term debt	3,720	-	247	(82)	3,885
Liabilities for preferred shares and capital instruments	344	1,173	4,652	(743)	5,426
Liabilities for subscription receipts	2,220	-	-	-	2,220
Segregated funds net liabilities	-	160,789	97,204	(1,461)	256,532
Shareholders' equity	33,306	15,012	43,223	(58,235)	33,306
Participating policyholders' equity	-	-	156	-	156
Non-controlling interests	-	-	463	1	464
Total liabilities and equity	$40,085	$332,906	$312,456	$(106,041)	$579,406

Manulife Financial Corporation – First Quarter 2015

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
March 31, 2015
Revenue
Net premium income	$-	$1,380	$4,023	$-	$5,403
Net investment income (loss)	33	3,894	4,194	(136)	7,985
Net other revenue	(12)	579	3,622	(1,763)	2,426
Total revenue	$21	$5,853	$11,839	$(1,899)	$15,814
Contract benefits and expenses
Net benefits and claims	$-	$4,821	$8,076	$(1,300)	$11,597
Commissions, investment and general expenses	8	774	2,690	(505)	2,967
Other expenses	63	68	369	(94)	406
Total contract benefits and expenses	$71	$5,663	$11,135	$(1,899)	$14,970
Income (loss) before income taxes	$(50)	$190	$704	$-	$844
Income tax (expense) recovery	12	(2)	(126)	-	(116)
Income (loss) after income taxes	$(38)	$188	$578	$-	$728
Equity in net income (loss) of unconsolidated subsidiaries	761	39	227	(1,027)	-
Net income (loss)	$723	$227	$805	$(1,027)	$728
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$23	$-	$23
Participating policyholders	-	(14)	(18)	14	(18)
Shareholders	723	241	800	(1,041)	723
	$723	$227	$805	$(1,027)	$728

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
March 31, 2014
Revenue
Net premium income	$-	$1,124	$3,015	$(3)	$4,136
Net investment income (loss)	68	4,126	3,964	(233)	7,925
Net other revenue	(3)	562	3,388	(1,824)	2,123
Total revenue	$65	$5,812	$10,367	$(2,060)	$14,184
Contract benefits and expenses
Net benefits and claims	$-	$5,002	$6,811	$(1,420)	$10,393
Commissions, investment and general expenses	4	678	2,212	(406)	2,488
Other expenses	71	64	465	(234)	366
Total contract benefits and expenses	$75	$5,744	$9,488	$(2,060)	$13,247
Income (loss) before income taxes	$(10)	$68	$879	$-	$937
Income tax (expense) recovery	2	51	(186)	-	(133)
Income (loss) after income taxes	$(8)	$119	$693	$-	$804
Equity in net income (loss) of unconsolidated subsidiaries	826	91	210	(1,127)	-
Net income (loss)	$818	$210	$903	$(1,127)	$804
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$12	$-	$12
Participating policyholders	-	(17)	(26)	17	(26)
Shareholders	818	227	917	(1,144)	818
	$818	$210	$903	$(1,127)	$804

Manulife Financial Corporation – First Quarter 2015

Consolidating Statement of Cash Flows
For the three months ended March 31, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$723	$227	$805	$(1,027)	$728
Adjustments
Equity in net income of unconsolidated subsidiaries	(761)	(39)	(227)	1,027	-
Increase (decrease) in insurance contract liabilities	-	3,256	4,187	-	7,443
Increase (decrease) in investment contract liabilities	-	16	30	-	46
(Increase) decrease in reinsurance assets	-	(1,102)	763	-	(339)
Amortization of (premium) discount on invested assets	-	3	10	-	13
Other amortization	-	26	106	-	132
Net realized and unrealized (gains) losses and impairment on assets	(1)	(2,863)	(2,163)	-	(5,027)
Deferred income tax expense (recovery)	(12)	72	(52)	-	8
Stock option expense	-	-	9	-	9
Adjusted net income (loss)	$(51)	$(404)	$3,468	$-	$3,013
Changes in policy related and operating receivables and payables	(86)	657	(1,518)	-	(947)
Cash provided by (used in) operating activities	$(137)	$253	$1,950	$-	$2,066
Investing activities
Purchases and mortgage advances	$-	$(6,781)	$(11,793)	$-	$(18,574)
Disposals and repayments	-	7,349	8,338	-	15,687
Changes in investment broker net receivables and payables	-	25	(217)	-	(192)
Investment in common shares of subsidiaries	(2,196)	-	-	2,196	-
Net cash decrease from purchase of subsidiary	-	-	(3,434)	-	(3,434)
Return of capital from unconsolidated subsidiaries	-	6	-	(6)	-
Notes receivable from parent	-	-	(10,575)	10,575	-
Notes receivable from subsidiaries	(10,123)	-	-	10,123	-
Cash provided by (used in) by investing activities	$(12,319)	$599	$(17,681)	$22,888	$(6,513)
Financing activities
Issue of capital instruments, net	$-	$-	$746	$-	$746
Funds repaid, net	-	(1)	(1)	-	(2)
Secured borrowings from securitization transactions	-	-	100	-	100
Changes in deposits from bank clients, net	-	-	125	-	125
Shareholder dividends paid in cash	(335)	-	-	-	(335)
Contributions from (distributions to) non-controlling interests, net	-	-	7	-	7
Common shares issued, net	6	-	2,196	(2,196)	6
Return of capital to parent	-	-	(6)	6	-
Notes payable to parent	-	-	10,123	(10,123)	-
Notes payable to subsidiaries	10,575	-	-	(10,575)	-
Cash provided by (used in) financing activities	$10,246	$(1)	$13,290	$(22,888)	$647
Cash and short-term securities
Increase (decrease) during the period	$(2,210)	$851	$(2,441)	$-	$(3,800)
Effect of foreign exchange rate changes on cash and short-term securities	1	470	657	-	1,128
Balance, beginning of period	2,260	5,918	12,259	-	20,437
Balance, end of period	$51	$7,239	$10,475	$-	$17,765
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$2,260	$6,311	$12,508	$-	$21,079
Net payments in transit, included in other liabilities	-	(393)	(249)	-	(642)
Net cash and short-term securities, beginning of period	$2,260	$5,918	$12,259	$-	$20,437
End of period
Gross cash and short-term securities	$51	$7,727	$10,811	$-	$18,589
Net payments in transit, included in other liabilities	-	(488)	(336)	-	(824)
Net cash and short-term securities, end of period	$51	$7,239	$10,475	$-	$17,765
Supplemental disclosures on cash flow information:
Interest received	$15	$1,089	$1,121	$(7)	$2,218
Interest paid	73	22	216	(30)	281
Income taxes paid	-	-	319	-	319

Manulife Financial Corporation – First Quarter 2015

Consolidating Statement of Cash Flows
For the three months ended March 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$818	$210	$903	$(1,127)	$804
Adjustments
Equity in net income of unconsolidated subsidiaries	(826)	(91)	(210)	1,127	-
Increase (decrease) in insurance contract liabilities	-	3,268	3,559	-	6,827
Increase (decrease) in investment contract liabilities	-	12	(23)	-	(11)
(Increase) decrease in reinsurance assets	-	(1,401)	1,532	-	131
Amortization of (premium) discount on invested assets	-	1	(4)	-	(3)
Other amortization	1	27	85	-	113
Net realized and unrealized (gains) losses and impairment on assets	-	(3,050)	(2,346)	-	(5,396)
Deferred income tax expense (recovery)	(7)	(93)	391	-	291
Stock option expense	-	(2)	9	-	7
Adjusted net income (loss)	$(14)	$(1,119)	$3,896	$-	$2,763
Changes in policy related and operating receivables and payables	(20)	906	(2,078)	-	(1,192)
Cash provided by (used in) operating activities	$(34)	$(213)	$1,818	$-	$1,571
Investing activities
Purchases and mortgage advances	$-	$(6,144)	$(10,328)	$-	$(16,472)
Disposals and repayments	-	6,223	8,376	-	14,599
Changes in investment broker net receivables and payables	-	(170)	279	-	109
Net cash decrease from purchase of subsidiary	-	-	(199)	-	(199)
Return of capital from unconsolidated subsidiaries	-	56	-	(56)	-
Notes receivable from parent	-	-	(10,372)	10,372	-
Notes receivable from subsidiaries	(10,342)	2	-	10,340	-
Cash provided by (used in) investing activities	$(10,342)	$(33)	$(12,244)	$20,656	$(1,963)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$-	$-	$(201)	$-	$(201)
Issue of capital instruments, net	-	-	497	-	497
Changes in deposits from bank clients, net	-	-	203	-	203
Shareholder dividends paid in cash	(189)	-	-	-	(189)
Common shares issued, net	18	-	-	-	18
Preferred shares issued, net	195	-	-	-	195
Return of capital to parent	-	-	(56)	56	-
Notes payable to parent	-	-	10,340	(10,340)	-
Notes payable to subsidiaries	10,372	-	-	(10,372)	-
Cash provided by (used in) financing activities	$10,396	$-	$10,783	$(20,656)	$523
Cash and short-term securities
Increase (decrease) during the period	$20	$(246)	$357	$-	$131
Effect of foreign exchange rate changes on cash and short-term securities	-	141	208	-	349
Balance, beginning of period	27	3,643	9,216	-	12,886
Balance, end of period	$47	$3,538	$9,781	$-	$13,366
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$28	$4,091	$9,511	$-	$13,630
Net payments in transit, included in other liabilities	(1)	(448)	(295)	-	(744)
Net cash and short-term securities, beginning of period	$27	$3,643	$9,216	$-	$12,886
End of period
Gross cash and short-term securities	$47	$3,934	$10,054	$-	$14,035
Net payments in transit, included in other liabilities	-	(396)	(273)	-	(669)
Net cash and short-term securities, end of period	$47	$3,538	$9,781	$-	$13,366
Supplemental disclosures on cash flow information:
Interest received	$5	$1,005	$1,091	$1	$2,102
Interest paid	64	32	315	(159)	252
Income taxes paid	-	342	81	-	423

Manulife Financial Corporation – First Quarter 2015

Note 16 Subsequent Events

(a)	Bancassurance solutions

On April 8, 2015, Manulife announced a 15-year regional distribution agreement with DBS Bank Ltd (“DBS”). Manulife was selected as the exclusive provider of bancassurance solutions to DBS customers in Singapore, Hong Kong, Indonesia and mainland China, effective January 1, 2016. This agreement expands our existing, relationship with DBS and it contributes to Manulife’s Asia growth strategy. Under the terms of the agreement, there will be an initial payment by Manulife to DBS of US$1.2 billion, which Manulife intends to fund with internal resources. There will also be ongoing, variable payments, which are based on the success of the distribution agreement. The first installment of the initial payment, amounting to US$252.7 million was made on April 14, 2015. Remaining amounts of the initial payments will be made by January 4, 2016.

(b)	Retirement Plan services

On April 14 2015, the Company completed its acquisition of New York Life’s Retirement Plan Services business.  The acquisition accelerates John Hancock’s expansion into the mid-case and large-case retirement plan markets, adds US$55.9 billion of plan assets under administration and supports Manulife’s growth strategy for wealth and asset management businesses around the world. The Company does not expect this acquisition to have a significant impact on the Company's Consolidated Financial Statements.

Due to the recent closing of the acquisition, the determination of the fair value of the net assets and the initial purchase price accounting for the business combination have not been completed, and certain disclosures have not been provided.  The final allocation of the purchase price as at April 14, 2015 will be determined after completing a comprehensive evaluation of the fair value of net assets acquired at that date.

Note 17 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Manulife Financial Corporation – First Quarter 2015

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-6285
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 CST Trust Company
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@canstockta.com
 Online: www.canstockta.com
 CST Trust Company offices are also located
 in Toronto, Halifax, Vancouver and Calgary.

 United States
 Computershare Inc.
 P.O. Box 30170
 College Station, TX 77842-3170
 Toll Free: 1 800 249-7702
 Collect: 201 680-6578
 E-mail: web.queries@computershare.com
 Online: www.computershare.com/investor

 Hong Kong
 Computershare Hong Kong Investor
 Services Limited
 17M Floor, Hopewell Centre
 183 Queen’s Road East,
 Wan Chai, Hong Kong
 Telephone: 852 2862–8555
 E-mail: hkinfo@computershare.com.hk
 Online: www.computershare.com/investor

 Philippines
 The Hongkong and Shanghai Banking
 Corporation Limited
 HSBC Stock Transfer Unit
 7th Floor, HSBC Centre
 3058 Fifth Avenue West
 Bonifacio Global City
 Taguig City, 1634
 Philippines
 Telephone: PLDT 632 581-7595
 GLOBE 632 976-7595

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents
 are available online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2015, Manulife had total capital of C$46.4 billion, including C$38.8 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 19 ratings)
DBRS	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at March 31, 2015, there were 1,970 million common shares outstanding.
January 1 – March 31, 2015	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 22.35	$ 19.10	$ 149.40	P 810
Low	$ 19.80	$ 15.89	$ 124.90	P 715
Close	$ 21.51	$ 17.01	$ 130.80	P 728
Average Daily Volume (000)	3,826	2,082	108	0.5

Manulife Financial Corporation – First Quarter 2015

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The Manulife documents available electronically are:
• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholder Reports
• Public Accountability Statement
• Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

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This information is also available for viewing or download under quarterly reports from the Investor Relations section of our Web site at www.manulife.com

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Manulife Financial Corporation – First Quarter 2015